DAISYTEK

ANNUAL REPORT

2002

TWENTY-FIVE

REASONS

25

YEARS



OPERATIONALLY FIT

OPPORTUNITY DRIVEN

FOCUSED ON FUN

TABLE OF CONTENTS



KANSAS
Enid
Oklahoma City
Tulsa
OKLAHOMA
Amarillo
Dallas
T E X A S
Austin
Waco



INTRODUCTION

OPERATIONALLY FIT, OPPORTUNITY DRIVEN AND FOCUSED ON FUN

From a product line that started with a component for the Daisywheel printer to the more than 25,000 computer and office supplies, peripherals and professional tape media we offer today, this year we invite you to take a peek into some of the reasons why Daisytek has enjoyed continued success for a quarter of a century. As we celebrate our silver anniversary, we'll show you why the company that began as a basic computer supplies wholesaler has evolved into the Ultimate Distribution Machine – with products distributed to customers across the globe. It comes down to our undying commitment to being Operationally Fit, Opportunity Driven and Focused on Fun. It's a philosophy that works for us. So take a look at the reasons why. We've given you 25 – one for each year of our success.





REASON NUMBER ONE

CAPITALIZATION ON COMPUTER SUPPLIES GROWTH

Much of the Daisytek model is built on the "Razor Blade Theory" of supply and demand. It goes like this: Every consumable item is an opportunity for an infinitely recurring sale. Just as razors always need razor blades, printers always need cartridges. While end users may make a hardware purchase once every few years, they will return time after time for the array of consumables they need to keep the hardware equipment up and running. In fact, typical users will spend almost ten times more on the supplies over the life of the printer than they spend on the printer itself.

Carrying that theory into the marketplace, we have focused our efforts on driving demand for products that consumers use – and use again. Perhaps nowhere does that theory translate better than to computer consumables. Daisytek has effectively capitalized on this lucrative industry, and today our diverse product line accommodates virtually every need. It makes for a stable, recurring revenue stream and, we think, a smart way to do business.

02

REASON NUMBER TWO

DAISYTEK OFFERS A DIVERSITY OF PRODUCTS

Daisytek offers a vast range of products for our customers – more than 25,000 products from hundreds of manufacturers. Over the last two years, we have added computer peripherals and digital media to our product offerings, in addition to our recent voyage into the world of office consumables. We sell every item in the supply cabinet at the typical office – from the copier room to the cubicle.

And while the variety of products is impressive and growing each year – laser and inkjet supplies, data storage media, specialty papers, computer accessories and much more – the names behind them are some of the best-known brands in the industry, including Canon, HP, IBM, Sony, Xerox, Epson, Fellowes, Lexmark and Brother, to name a few.

OPPORTUNITY DRIVEN


Fellowes
EPSON
BLACK
10
Scotch
HI-LITER
10" digital photos
PAPER MATE
23
Canon
EPSON
Post-it
KENSINGTON
Orbit
The Easy Way to Protect and Share your Work!
Disk Drive


03

REASON NUMBER THREE

A FINELY TUNED DISTRIBUTION PROCESS

When it comes to logistics, Daisytek has developed a razor-sharp edge on the competition. By taking a more centralized approach than the competition and partnering with top-notch national carriers, we are able to cut delivery costs and pass those savings directly to our customers.

For example, in the United States, using a centralized distribution model in Tennessee, we ship thousands of products every day on behalf of our resellers. More than 90 percent of those shipments are via next-business-day delivery to every imaginable place in the United States. And the cut-off time – at 9:30 p.m. CST each day – is the latest in the industry. In fact, our fill rates are more than 99 percent on our top 250 products.

Located just minutes away from the largest FedEx facility in the United States, our 400,000-square-foot Memphis Superhub is outfitted with the latest product-tracking and quality-assurance technology, and approximately 70 percent of those packages are drop-shipped directly to the end user on behalf of our dealers.

In a short period of time, we have revolutionized product delivery through our low-cost distribution model. And now Daisytek is expanding its low-cost model to add five new regional distribution hubs. It is no exaggeration to say that Daisytek is the **Ultimate Distribution Machine**.





OPERATIONALLY FIT



REASON NUMBER FOUR

STRONG VENDOR PARTNERSHIPS

Daisytek's viability as a distributor hinges on the success of our vendors, and we have diligently built strong partnerships with companies whose products we don't just distribute – we represent. We build those relationships by focusing our collective energies on what is most important to our partners. Speed-to-market, effective marketing and distribution excellence, for example, are all key in ensuring the livelihood of our vendors, Daisytek – and ultimately our customers.

We have developed some of the most powerful initiatives in the industry for product launches. Daisytek has been instrumental in streamlining distribution of our manufacturers' new products, and continuously supporting their product lines with innovative marketing programs. And by pioneering the online catalog with its immediate-update capabilities, Daisytek has given vendors a true competitive edge. Not only that, we back our manufacturers' products with an arsenal of marketing tools – from customer events to catalogs and everything in between – that help give maximum exposure for minimal cost.

Our emphasis on low-cost distribution has placed equal importance on efficient, real-time electronic orders, which translates to faster processing and reduced costs for the vendor. Couple that with our thorough ability to extend the manufacturer message across our sales floor to the reseller customer and then on to the end consumer through reseller marketing support, and you have a cohesion rarely found in the industry.

REASON NUMBER FIVE

A FUN WORK ENVIRONMENT

At Daisytek, having fun in what we do is part of who we are. That's why you'll find us having a Hawaiian party or a Solid Gold, '80s-themed talent show. Texas barbeques. Movie Star days. Even a "Jammin' in Jamaica" getaway and a Cancun trip – we call it the "Run for the Border" – to reward our top performers. When it's time for the Daisytek team to play, we do it with flair.

You'll find few doors in Daisytek offices, and those are always open. No titles. No formality. A fun, relaxed work environment is part of our success. It earns fanatical loyalty and dedication to our mission, which creates value for our investors.






05

REASON NUMBER SIX

STRATEGIC DISTRIBUTION CENTER PLACEMENT

Consolidation. Centralization. Cost reduction. In the last decade Daisytek's strategy has been one of streamlining operations. By combining some of our U.S. facilities into the 400,000-square-foot Memphis Superhub a decade ago – a revolutionary idea at the time – we created our enviable low-cost distribution model and increased our level of customer service markedly.

Now, aligned with that mission of cost-efficiency and fast distribution in the United States, Daisytek is building a leveragable, low-cost distribution model with two new distribution centers – in Bakersfield, CA and Albany, NY – opening this year. This model will further help rein in costs for our customers and further enhance our delivery capabilities. The Bakersfield and Albany centers are the first of five additional, strategically placed distribution centers that will economically extend Daisytek's regional reach in the United States.

Our international markets are likewise served by strategically located, low-cost distribution facilities.


FedEx
Express
60
NE
30
N
0
OPERATIONALLY FIT

07

REASON NUMBER SEVEN

A CALCULATED MOVE INTO THE OFFICE PRODUCTS INDUSTRY

When the time was right, Daisytek made a strategic move into new territory: We applied our low-cost distribution model to the office products industry. It's a step that netted thousands more customers and doubled the addressable market for Daisytek. It also added about 8,000 products to our portfolio, such as file folders, writing instruments, binders, envelopes and desktop accessories. By combining a cost structure that was nearly half that of traditional office product wholesalers with our well-honed distribution and marketing capabilities, Daisytek has filled a niche by giving resellers a lower-cost distribution alternative.


EPSON
06A
BIC Round Stic



OPPORTUNITY DRIVEN



REASON NUMBER EIGHT

A COMMITMENT TO OUR CUSTOMERS, BOTH LARGE AND SMALL

Delivering value to our customers, whether they are mail-order merchants, independent dealers, retailers or value-added resellers (VARs), is a crucial part of Daisytek's competitive edge. From the category management requirements of a retailer to office products dealers who are hungry for marketing support to grow their business, we are dedicated to meeting all the unique needs of our customers.

Our diverse customer base spans numerous channels. Contract stationers, machine dealers and large and small computer supplies specialists are all counted among literally thousands of customers Daisytek serves in both the United States and abroad. We've made a commitment to understanding what drives our customers' demand – and to helping them get there. Because of this, we take great pride in tailoring our value proposition to suit each individual business need.



REASON NUMBER NINE

NURTURING CREATIVITY AND IDEA SHARING WITHIN OUR WORKFORCE

We value our employees' ideas for improving the company, and we have a dynamic incubation strategy that enables us to put those ideas to work. To foster our nurturing atmosphere, Daisytek has taken great strides to create an enjoyable and open workplace in which each individual feels he or she is an integral part of the team, regardless of whether they are at Daisytek Canada or Daisytek Australia. We're also dedicated to sharing company information, to keep everyone "in the loop," so this year we debuted our very own broadcast system, DZTV. With nearly 20 monitors mounted throughout our headquarters in Allen, Texas, this Internet-administered communications tool gives employees up-to-date information on everything from the latest sales tools and promotions to team member birthdays and company events.

Whether it's a brainstorming session to improve the sales process or a retreat to discuss the reinvention of the company itself, Daisytek relies on the insight and expertise of its employees to grow the company and advance the mission. Everyone at Daisytek is respected as a leader.





FOCUSED ON FUN



REASON NUMBER TEN

SMART ACQUISITIONS AND ALLIANCES

We work every day to strengthen our advantage in the markets we serve. Part of our ongoing plan for strategic growth is to pursue partnerships and deals with businesses that are aligned with our goals – to strengthen our market position and to give our customers a better foothold in the marketplace. Sometimes that's accomplished by acquiring another company, its expertise and customer base. Other times we form special alliances with particularly resourceful partners.

To that end, Daisytek engineered an agreement with Dallas-based Averon Inc., giving us exclusive worldwide distribution and marketing rights to OpenSupply, software that monitors printer toner and ink usage and automatically reorders supplies from Daisytek resellers. In 2002, Daisytek formed a strategic alliance with ECI², and adopted its front-end e-commerce solution, Dealer Station xTended℠, for Daisytek's customers. The access to these technology tools will help our resellers remain competitive and cost-efficient. These alliances, combined with our guaranteed next-business-day delivery and our vast product line, is yet another way that Daisytek continues to provide our customers with technological advantages in an increasingly competitive marketplace.

When the right opportunity comes along, Daisytek will seek to strengthen our position in the marketplace by acquiring operations that extend our geographic reach, make logical additions to our product line or add to our customer base. We've done that in Australia with the acquisition of General Stationery Supplies Pty., which has made us a truly national distributor there. Buying Digital Storage Inc. added hundreds of new products, some in exciting new categories, and brought us thousands of customers. And now Daisytek is making a major move into the huge European market by acquiring ISA International plc.

OPERATIONALLY FIT





REASON NUMBER ELEVEN

WE ARE THE LOW-COST LEADER

Through efficient distribution at our strategically located regional superhubs and our next-business-day delivery capabilities, Daisytek has truly established itself as the low-cost leader. And whether it's a direct-to-customer cost savings, or a savings Daisytek enjoys that we pass on to our customers, the examples are everywhere. Next-business-day delivery shaves inventory costs. Online catalogs slash printing costs. Centralized distribution reduces overhead costs. Our strategic relationships with distribution partners in the markets where we operate drive down delivery costs. And the list goes on.

As you can see, Daisytek is dedicated to providing the best value in the industry for our products. Because of this, our customers simply don't have to worry about the costs of stocking items or fear that inventory will not turn fast enough to achieve profitability. We take care of that for them.

12



OPPORTUNITY DRIVEN

REASON NUMBER TWELVE

ESTABLISHING AN INTERNATIONAL REACH

From Mexico City to Montreal, and Brisbane to Buenos Aires, since making our first trip abroad into Canada in 1989, Daisytek has enjoyed consistent and steady revenue growth through global expansion – with strong local management teams leading the way. Because strong vendor partnerships and continued revenue and earnings growth are largely reliant on our ability to do business globally, we focus our expansion strategy on high-growth markets around the world where opportunity abounds. The advantages to staking our claim in countries are twofold: we are able to both elevate our presence and increase our market share based on our ability to leverage core competencies in technology, customer service and logistics – all while adapting to the uniqueness of each market.

Daisytek services customers in more than 50 other countries, with a global footprint that includes sales and distribution facilities in Argentina, Australia, Canada, France, Germany, Ireland, Italy, Mexico, Norway, Sweden, the United Kingdom and, of course, the United States. In addition, Daisytek's international expansion strategy also includes increasing geographic coverage in countries in which we already operate. Our recent in-country expansions in Montreal, Canada, Brisbane, Australia and Monterrey and Guadalajara, Mexico help broaden our reach in these growing international markets.




SONY

OPPORTUNITY DRIVEN



13

REASON NUMBER THIRTEEN

WE'VE CAPTURED BUSINESS ON FILM

Daisytek's product offerings with real star quality are those offered by The Tape Company, the subsidiary that serves the film and broadcast industries. Based near Chicago, The Tape Company distributes professional tape and media products to the entertainment, broadcast, news, motion picture and multimedia industries. Our customers include production and broadcast companies, advertising agencies, governmental agencies, cable television providers, educational institutions and healthcare providers, as well as other users of recordable media. Since the 1998 acquisition, we have applied our direct and life-cycle marketing acumen to The Tape Company's thousands of customers.

REASON NUMBER FOURTEEN

EXPANSION INTO THE EUROPEAN MARKET

In the complex and ever-changing computer supplies market, our global presence and success in growing our business organically and through acquisitions and alliances have made Daisytek a leader among our peers. And with that in mind, Daisytek engineered a firm foothold in the European market with the acquisition in FY 2003 of one of Europe's leading distributors of computer supplies – Bradford, England-based ISA International plc. With more than $500 million in annual revenues, ISA sells to more than 60,000 customers in and around Europe. This expansion opens Daisytek up to a market almost as large as the United States. In business for more than three decades, ISA is one of the world's most experienced suppliers of computer and printer consumables. And ISA indirectly owns 47 percent of U.K. office products wholesaler Kingfield Heath, which itself generates additional revenues of about $290 million. The move combines Daisytek's logistical expertise, financial resources and global infrastructure with ISA's pan-European reach, customer relationships and local knowledge – giving us an even stronger rapport with global vendors and customers.

Since Daisytek made its initial investment in ISA in 2001, ISA's performance has improved across many indicators. Similar to Daisytek in both culture and business philosophy, the opportunity-driven expansion has broadened our reach into seven new countries, with a presence in the United Kingdom, Sweden, Ireland, Norway, France, Italy and Germany, and has secured Daisytek's position as a true global player. It is, we think, a perfect fit.


EURO

14

REASON NUMBER FIFTEEN

DEDICATION TO PROFITABILITY

15

You might say our dedication to increasing profitability is an obsession. Every manager at Daisytek – every day – is a financial manager. Each one uses the latest financial management tools to gauge our cost and sales performance. Through calculated and strategic expansion, corporate acquisitions and the introduction of new products, this consistent monitoring and focus on revenues and earnings growth has paid off.

In addition, days sales outstanding, inventory turns and margins all improved in FY 2002. Despite a challenging quarter following Sept. 11, Daisytek revenues and profits finished the year with an impressive performance, with $1.2 billion in sales, an increase of 18 percent over FY 2001. Our net income, before nonrecurring charges and discontinued operations, increased by 13 percent. Corresponding diluted earnings per share were equally impressive in light of the recession, with $0.98 per share in FY 2001 to $1.03 per share in 2002.*

*Based on an unaudited adjusted historical financial presentation which excludes restructuring and nonrecurring charges, the results of operations of PFSweb, Inc. in 2001 and the income (loss) from operations of a discontinued subsidiary.

OPERATIONALLY FIT



REASON NUMBER SIXTEEN

GROWING EMERGING CONSUMER CHANNELS



In this age of one-stop shopping, Daisytek has identified a lucrative opportunity to offer our products in places where consumers are already making purchases. The philosophy behind this is simple: While a customer may visit an office/computer supplies superstore once a month, a consumer shopping in a store that he or she already visits several times a week has the added convenience of picking up inkjet cartridges with that carton of eggs and loaf of bread. Therefore, we have introduced computer and office supplies into emerging consumer channels, including drug and grocery chains like Walgreens, Eckerd and Tom Thumb, convenient mass merchants, as well as literally thousands of independent grocery and drug stores across the nation.

Daisytek's convenience strategy is about putting products where consumers want to shop. Because of that, we have staked our claim in the online consumer channel as well, working successfully with leading Internet retailers such as CDW, OfficeMax.com, Sam's Club and Insight. To further service the consumer channel, Daisytek routinely provides category management and merchandising solutions to help retail customers get the maximum sell-through and impact from the products they carry.

Today, we service more than 17,000 food and drug store locations in the United States, giving Daisytek a market leadership position in this consumer channel. Despite this, the segment is still a largely untapped revenue source, and one that Daisytek has boldly infiltrated in a visionary move to increase sales. And it's working.




SONY
8hrs
EPS

17

REASON NUMBER SEVENTEEN

COMMITMENT TO OUR COMMUNITIES

Our ongoing commitment to donating our time and efforts to the communities in which we live – in the United States and around the globe – was more apparent this year than ever. For example, in Daisytek's home state of Texas, the company has contributed and our employees have generously donated their time to the AIDS Resource Center in Dallas; KERA/KDTN, children's public radio and television stations in North Texas; as well as the Collin County Children's Advocacy Center, dedicated to fighting child abuse. And in 2002, Daisytek made a commitment to the Trinity Commons Foundation, dedicated to achieving economic development and revitalization goals for the Trinity River Corridor through Dallas.



FOCUSED ON FUN







REASON NUMBER EIGHTEEN

WE ARE TECHNOLOGICALLY ADVANCED

With the advent of e-commerce, online catalogs and electronic tracking, product ordering and distribution have become more streamlined than ever before. Daisytek stays at the forefront of the latest technology, passing those innovations on to customers whenever possible. To that end, we have invested millions of dollars to obtain the most technologically advanced information management systems available. All in the name of lower costs. Better service. Faster delivery. And greater market share. Groundbreaking technology is key in the service that Daisytek provides. Without it, we are simply not a part of the transaction process. Today we can boast a globally networked system that integrates computer/telephone communications, state-of-the-art hardware and a RISC-based client server that enhances global communication and, frankly, gives us an edge on the competition.



REASON NUMBER NINETEEN

OUTSTANDING CUSTOMER SERVICE

The number of Daisytek employees who continually work to bring superior customer service is staggering. They include knowledgeable account representatives who are experts about each customer segment, marketing support, invoicing and collections specialists – just to name a few. Resellers choose Daisytek not only for the lower costs, but also for the worry-free distribution and fulfillment we provide every day, like stockless inventory, same-day shipment, a virtual warehouse – even the Daisygram proof of delivery. Our customers know that from the minute they place the order with us, we'll take care of it.

19


ATLANTIC
OCEAN
VENEZUELA
COLOMBIA
BRAZIL
ATLANTIC





REASON NUMBER TWENTY

INTERNATIONAL MARKET LEADERSHIP

Undoubtedly, Daisytek owes its industry leadership position to a global presence and the success we've had in growing our business internally and through acquisitions. Our competitive position is even greater because we have worked hard to get purchasing leverage, which delivers significant economies of scale.

Daisytek provides a critical connection between the manufacturer, the reseller and the consumer, so it's no surprise that we have earned an excellent reputation with our customers and manufacturers.





REASON NUMBER TWENTY-ONE

A CONTINUAL VISION FOR STRATEGIC GROWTH

Whether it's movement into high-growth markets abroad, expansion into the office products sector or diversification through acquisitions like Ohio's Digital Storage Inc. (DSI), General Stationery Supplies Pty. in Australia, Etertin in Argentina and most recently, ISA International plc, Daisytek has mastered the art of strategic growth.

For example, with the acquisition of America's most respected supplier of computer storage products – DSI – Daisytek entered the data storage media industry. Since joining Daisytek, DSI's sales are increasing. And with an estimated 20 percent annual growth rate in the data storage sector, the purchase has proven to be a well-calculated move to expand our earning potential. DSI's performance makes it clear that the specialist in data media promises to be a major player in Daisytek's growth in the coming years.

The future of products, the future of global markets, the future of the technology behind distribution – all of these are key factors that define our ability to be competitive. Daisytek's core business continues to expand, due in no small part to savvy leadership with a well-rounded corporate vision for what lies ahead.


Cordless
Freedom
Optical
logitech
$99.95
busine
produ
engineered to perfection
OKI
SONY
Office Products
toolkit

REASON NUMBER TWENTY-TWO

VALUE-ADDED TOOLS AND SERVICES FOR OUR CUSTOMERS

Making it easier for our customers to do business and helping them run their businesses more efficiently is part of our philosophy for success. It's what builds relationships, boosts sales and ultimately gives us greater market share. For instance, Daisytek provides database management, direct marketing, outbound telemarketing, logistics and a host of other demand-generation services that empower resellers to turn prospects into customers.

And with our revolutionary electronic ordering capabilities, our customers can place those orders, with the click of a button. As an example, we offer customers our powerful Reseller Toolkit, a free, Internet-based training and reference resource that features product information, cross-selling opportunities, special deals and vendor profiles, and provides sophisticated but easy-to-use marketing tools, such as downloadable flyers and PowerPoint presentations. Add the marketing support we provide – everything from direct mail to customizable catalogs – and you've got the foundation for an unbeatable reputation for customer service. It doesn't make sense not to do business with Daisytek.



REASON NUMBER TWENTY-THREE

STOCK MARKET RECOGNITION

At Daisytek, we take our commitment to return on investment very seriously. Because the shareholders of our company are not just "investors." Through share purchase plans and options programs, in many cases our stockholders are also our employees. And nowhere is that sense of ownership more apparent than in our daily dedication to boosting sales, reducing costs and providing unsurpassed customer service. So it was no surprise to learn that *Bloomberg Personal Finance* selected Daisytek as one of its **"Top 100 Stocks"** of 2001, based on our 143 percent total return on investment.

Daisytek garnered recognition again this year when we were named to *Forbes* magazine's **"Platinum 400 Best Big Companies,"** a list of top-performing U.S. corporations. Last year Daisytek also became a component of the **Russell 2000 Index**. The numbers tell the true story: Since establishing ourselves as the industry's low-cost leader, our revenues have steadily continued to increase – from a solid $183 million in 1992 to an astounding $1.2 billion in FY 2002.

24



OPPORTUNITY DRIVEN

REASON NUMBER TWENTY-FOUR

STRENGTHENING OUR E-COMMERCE PLATFORMS TO CUSTOMERS

Daisytek continually endeavors to strengthen e-commerce platforms to provide seamless purchasing capabilities for our customers. Our partnership with IT solutions provider ECI^2 enables ECI^2's e-catalog users to easily cross-sell or up-sell computer and office supplies by utilizing Daisytek's product cross-reference database.

We are also committed to finding ways to sell smarter. Through Daisytek's proprietary e-commerce solution, SOLOnet, (the System for OnLine Ordering), we offer a platform that enables resellers to do business with Daisytek online, confirm price and availability, place orders, check an order status, track shipments and drop-ship direct to the consumer. With features like these, Daisytek is well positioned to accommodate the expanded use of the Internet for product ordering.


specials





REASON NUMBER TWENTY-FIVE

A STRONG AND CAPABLE MANAGEMENT TEAM

Corporate acquisitions. New marketing programs. Global expansion. With so much activity going on at Daisytek, it's essential that each operation be headed by an expert in that field to guide the company through these times of growth and change.

Look through our hallways, and that's exactly what you'll find. Not just experts in office and computer products, but experts in finance, in acquisitions, in international operations, just to name a few. Our team is unmatched in shared experience, focus and eagerness to spread Daisytek's low-cost business model, commitment to customer service and shareholder value worldwide. We are dedicated to assigning leadership positions to individuals who possess the expertise and the determination to lead us toward our successful future.

Operationally Fit, Opportunity Driven and Focused on Fun. As you can see, our commitment to the three basic tenets by which we operate have served us well. By being the low-cost leader, by working smarter and helping our customers do the same, by giving our employees a great place to work, Daisytek has indeed become the Ultimate Distribution Machine. Here's to 25 more reasons. And 25 more years.

LETTER TO THE SHAREHOLDERS

A quarter of a century ago, Daisytek International was founded as a distributor of office automation supplies and accessories, jumping into a market that was just beginning to see the emergence of our computer-dependent world.

Back then, people predicted the age of the paperless office. Computers, and a vast array of digital, wireless and handheld devices have forever changed the world economy. The paperless office didn't happen – in fact we're printing more on paper and other media than ever before – but Daisytek's early vision of supplying the razor blade to the owners of the razor continues to make sense. And money.

Two years ago we set a course for a renewed Daisytek International, a company that would set the pace in our *industry and one that would deliver value to shareholders and* a future for our customers and employees.

In this, our Silver Anniversary year, I'm proud to lead a great team of people at work around the globe who are busy every day working hard to ensure the success of our customers, the businesses and consumers they serve, and ultimately you, our investors.

We have focused on our goals, set two years ago, of expanding our product line to include office products; pioneering emerging customer channels, such as drug and grocery stores; leveraging our core competencies in customer care and demand generation; opening new international markets; and pursuing acquisitions to support our operating and financial strategies.

FY 2002 results show that we planned and executed well. We achieved significant results, even in the face of the devastating attacks on the United States and the economic downturn. We are proud that we reached so many important milestones.

GROWTH

- Consolidated revenue rose 18%.
- U.S. *revenue was up 23%.*
- International revenue grew 21%, in local currencies.
- Earnings increased 13%, before nonrecurring charges and discontinued operations.

All earnings references relate to the unaudited adjusted con*solidated statements of operations.*

OPERATIONS

- Re-acquired control of Memphis distribution Superhub and IT infrastructure.
- Launched a plan to create five new regional distribution centers and eliminate unnecessary subsidiary costs.
- Created a strategic alliance with ECI^2 to offer technology tools to help office products resellers.
- Invested in and recently completed the acquisition of ISA International plc, a $510 million European computer supplies wholesaler, which owns a 47% interest in Kingfield Heath, itself a $290 million office products wholesaler.
- Acquired the exclusive right to distribute OpenSupply, software that monitors toner and ink usage and can automatically order replenishment serviced by Daisytek on behalf of any reseller.
- Finalized a new shipping agreement with FedEx.
- Expanded Canadian operations into the Quebec market.
- Acquired General Stationery Supplies in Australia and opened the first integrated office products and computer supplies warehouse operation in Sydney.
- Acquired Digital Storage Inc., with operations in the United States and Canada.

RECOGNITION

- Named to the Forbes Platinum 400, "America's Best Big Companies," and ranked #1 in our industry for sales growth, return on capital and earnings per share.
- Chosen as one of the Bloomberg 100 Hot Stocks, based on our one-year total return of 143% in calendar year 2001.
- Became a component of the Russell 2000 Index.

Most importantly, these achievements have only set the stage for even better performance in the future. We see Daisytek International, 25 years in the making, emerging as the dominant, low-cost distributor in a growing worldwide market.

Thanks for helping us get where we are today. We hope you'll continue to be part of our collective future.



Jim Powell
President & CEO

UNAUDITED ADJUSTED CONSOLIDATED STATEMENTS OF OPERATIONS

This document includes Daisytek's audited consolidated financial statement based on generally accepted accounting principles. Daisytek's fiscal year end is March 31. Due to certain restructuring and nonrecurring costs, discontinued operations and the spin-off of PFSweb during fiscal year 2001, the historical results may not be representative of Daisytek's results. See the Unaudited Adjusted Financial Statement Information excluding these items.

Daisytek based this unaudited adjusted historical financial data on available information and certain estimates and assumptions. Daisytek believes that such assumptions provide a reasonable basis for presenting the results of Daisytek International on a stand-alone basis. This unaudited adjusted financial information does not reflect what our results of operations may be in the future.

UNAUDITED ADJUSTED FINANCIAL STATEMENT INFORMATION

Net sales	$ 1,185,030
Cost of sales	1,058,639
Gross profit	126,391
Selling, general and administrative expenses	90,710
Income from operations	35,681
Interest expense	7,221
Income before income taxes	28,460
Provision for income taxes	10,612
Net income	$ 17,848
Net income per common share:	
Basic	$ 1.12
Diluted	$ 1.03

RECONCILIATION OF UNAUDITED ADJUSTED FINANCIAL STATEMENT INFORMATION

GAAP net income	$ 10,853
Reconciling items, net of tax:	
Restructuring costs	3,185
Reacquisition of Memphis hub	2,725
PFSweb operations, spin-off costs and other nonrecurring charges	—
Discontinued operations (BSD)	1,085
Adjusted net income	$ 17,848

Items excluded from the unaudited, adjusted historical financial presentation for fiscal years 2002 and 2001 are summarized in the Reconciliation of Unaudited Adjusted Financial Statement Information. Fiscal year 2002 adjusted historical financial results exclude discontinued operations, restructuring costs, and a nonrecurring charge related to Daisytek's May 2001 acquisition of distribution assets in its Memphis Superhub facility from PFSweb and the termination of certain transaction management service agreements between Daisytek and PFSweb. Fiscal year 2001 adjusted historical financial results exclude discontinued operations, the results of operations of PFSweb, which the Company spun off in July 2000, and nonrecurring costs including activities related to the spin-off of PFSweb and certain other charges.

BUSINESS

Daisytek is a leading global distributor of computer and office supplies and professional tape products. To enhance our relationship with our computer and office supplies customers worldwide, we also provide unique, value-added services such as direct marketing, merchandising and demand generation. We sell our products and services in the United States, Europe, Canada, Australia, Mexico and South America. We were originally incorporated in 1978.

COMPUTER AND OFFICE SUPPLIES

We distribute consumable computer and office supplies, including such items as toner and inkjet cartridges, diskettes, data cartridges and other supplies for inkjet and laser printers, photocopiers and fax machines, as well as traditional office products. We market and sell internationally known, name brand products from major manufacturers such as Apple, Avery Denison, Brother, Canon, Epson, Fellowes, Hewlett-Packard, IBM, Imation, Lexmark, Maxell, Okidata, Panasonic, Quantum, Sanford, Sharp, Smead, Sony, Tektronix and Xerox. Our customers include computer supply specialists, contract stationers, office products dealers and retailers, consumer-convenient channel retailers (including drug and grocery stores), other retailers and value added resellers (VARs), Internet-based resellers and other independents who resell the products to end users. During fiscal year 2002, we distributed computer and office supplies to more than 70,000 customer locations. This segment also includes VirtualDemand, our wholly-owned subsidiary, which provides database management, outbound telemarketing, inbound customer support and e-marketing on a fee basis to manufacturer and reseller partners.

PROFESSIONAL TAPE PRODUCTS

The professional tape products segment, headquartered near Chicago, Illinois, distributes media products to the entertainment, broadcast, news, motion picture and multimedia industries throughout the United States. Daisytek began operating the professional tape products segment in 1998. Our customers include production and broadcast companies, advertising agencies, governmental agencies, cable television providers, educational institutions and healthcare providers, as well as other users of recordable media. Professional tape products include videotape, audiotape, motion picture film and data storage media. Our professional tape products are supplied by over 30 manufacturers, including Sony, Fuji, Maxell, Quantegy, Panasonic, EMTEC-BASF, TDK and Russ Bassett.

MARKET PRICE AND DIVIDEND INFORMATION

Daisytek's common stock is listed and trades on the Nasdaq Stock Market's National Market under the symbol DZTK. As of June 1, 2002, there were 84 shareholders of record. This figure does not include an estimate of the number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies. The table below sets forth for the period indicated the high and low sale price for the common stock as reported by the Nasdaq Stock Market's National Market.

Daisytek has never paid cash dividends on its common stock and does not anticipate the payment of cash dividends on its common stock in the foreseeable future. We currently intend to retain all earnings to finance further development of our business. The payment of any future cash dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of Daisytek and general business conditions. In addition, credit facilities contain restrictive covenants that significantly limit the discretion of the Board of Directors with respect to the payment of dividends.

	PRICE	
	HIGH	LOW
FISCAL YEAR 2001*		
First Quarter	$16.13	$ 8.13
Second Quarter	9.56	5.25
Third Quarter	8.25	4.44
Fourth Quarter	9.75	6.56
FISCAL YEAR 2002		
First Quarter	$15.75	$ 7.06
Second Quarter	16.96	10.01
Third Quarter	14.35	11.35
Fourth Quarter	16.85	12.76

* On July 7, 2000, Daisytek completed the spin-off of PFSweb, Inc. ("PFSweb") and distributed approximately 0.81 shares of PFSweb common stock for each share of Daisytek common stock owned by Daisytek shareholders. Daisytek's closing stock price reported by Nasdaq on July 6, 2000, the date of the PFSweb spin-off, was $9.1875 and the opening stock price reported by Nasdaq on July 7, 2000 was $5.7875. The market prices prior to July 7, 2000 in the table below have not been adjusted to give effect to the spin-off.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented on the following page has been derived from our annual audited consolidated financial statements, and should be read in conjunction with the consolidated financial statements of Daisytek and with the related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

During the fourth quarter of fiscal year 2001, we reclassified in all prior periods freight costs billed to customers and rebates paid to customers as components of net revenues in compliance with Emerging Issues Task Force Issues No. 00-10, *Accounting for Shipping and Handling Fees and Costs*, and No. 00-14, *Accounting for Certain Sales Incentives*. Freight costs billed to customers and rebates paid to customers had previously been recorded as a component of cost of sales.

Effective April 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, under which goodwill is no longer amortized but reviewed for impairment annually, or more frequently if certain indicators arise.

Effective April 1, 2001, we adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Under the provisions of SFAS No. 144, the results of operations of our subsidiaries Business Supplies Distributors, Inc., Business Supplies Distributors Europe BV, and BSD (Canada), Inc. (collectively, "BSD") which was sold during September 2001, are presented as discontinued operations in our historical consolidated financial statements.

Fiscal years ended March 31,
(in thousands, except per share data)

	2002
CONSOLIDATED STATEMENTS OF INCOME DATA:	
Net revenues	$1,185,030
Cost of revenues	1,059,539
Gross profit	125,491
Selling, general and administrative expenses	90,710
Restructuring and nonrecurring costs	8,556
Income from operations	26,225
Interest expense	7,221
Income from continuing operations before income taxes and minority interest	19,004
Provision for income taxes	7,066
Income from continuing operations before minority interest	11,938
Minority interest	—
Income from continuing operations	11,938
Discontinued operations:	
Income (loss) from operations of discontinued subsidiary, net of tax	(1,085)
Income before cumulative effect of accounting change	10,853
Cumulative effect of accounting change, net of tax	—
Net income	$ 10,853
NET INCOME PER COMMON SHARE:	
Basic	
Income from continuing operations	$ 0.75
Income (loss) from operations of discontinued subsidiary, net of tax	(0.07)
Income before cumulative effect of accounting change	0.68
Cumulative effect of accounting change, net of tax	—
Net income	$ 0.68
Diluted	
Income from continuing operations	$ 0.69
Income (loss) from operations of discontinued subsidiary, net of tax	(0.07)
Income before cumulative effect of accounting change	0.62
Cumulative effect of accounting change, net of tax	—
Net income	$ 0.62
WEIGHTED AVERAGE COMMON AND COMMON SHARE EQUIVALENTS OUTSTANDING:	
Basic	15,963
Diluted	17,396
CONSOLIDATED BALANCE SHEET DATA:	
Working capital	$ 203,342
Total assets	414,390
Total debt	118,412
Shareholders' equity	196,020

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes thereto. See Note 16 to the Consolidated Financial Statements for additional information on our operating segments and geographic areas.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED MARCH 31, 2002 COMPARED TO FISCAL YEAR ENDED MARCH 31, 2001

Net Revenues. Net revenues for the year ended March 31, 2002 increased 17.1% to $1.2 billion compared to $1.0 billion for the year ended March 31, 2001. Computer and office supplies net revenues increased 20.9% for fiscal year 2002 compared to the prior year, attributable to (1) growth in the emerging consumer channels such as web-based resellers, drug and grocery stores, mass merchants and direct marketers; (2) growth in the international computer supplies business; and (3) the impact of the acquisitions of Etertin y CIA, S.A. ("Etertin") during fiscal year 2001 and Digital Storage and General Stationery Supplies during fiscal year 2002. Increases were primarily volume-related. Within the computer and office supplies segment, domestic operations increased approximately 22.7% and international operations, in U.S. dollars, increased approximately 17.8% compared to the prior year. For comparative purposes, we experienced a deterioration in the value of both the Canadian and Australian dollar relative to the U.S dollar, which has negatively impacted fiscal 2002 growth in U.S. dollars.

The computer and office supplies revenue increase for the year ended March 31, 2002 was partially offset by a 13.6% revenue decrease in our professional tape products segment, due to increased competition, decreases in volume and industry price decreases which continued to impact our revenues on a comparable basis. Results for the prior year include revenues of $8.5 million (net of intercompany eliminations) related to our former subsidiary PFSweb, which was spun off during July 2000.

The growth in net revenues for the year ended March 31, 2002 was also partially offset by operational disruptions following the United States terrorist attacks on September 11, 2001. All United States subsidiaries experienced declines in orders and sales immediately subsequent to this date.

Gross Profit. Gross profit as a percentage of net revenues was 10.6% for the fiscal year 2002 compared to 11.6% for the prior year. The decline in gross margin percentage is attributable to (1) the lower contributions from foreign product sourcing opportunities following the events of September 11, 2001; (2) the acquisition of certain assets and liabilities of Digital Storage, which typically operates at lower gross margins than the remainder of our business; and (3) the reduction in revenue in the professional tape products segment, which typically operates at higher gross margin percentages. The selloff during the first quarter of fiscal 2002 of certain overstocked inventory (purchased in anticipation of a price increase) at lower than expected margins also contributed to the decreased margin. In addition, we incurred restructuring charges of $0.9 million related to our warehouse and distribution initiatives which are included in cost of revenues for fiscal year 2002.

Selling, General and Administrative Expenses. Selling, general and administrative expenses ("SG&A") for the year ended March 31, 2002 was $90.7 million, or 7.7% of net revenues, compared to $88.2 million, or 8.7% of net revenues, for the prior year. The decrease in SG&A as a percentage of revenues is due to (1) our adoption during the first quarter of fiscal year 2002 of SFAS No. 142, under which goodwill is no longer amortized but reviewed for impairment at least once a year; (2) the acquisition of our Memphis distribution assets and termination of the transaction services agreement with PFSweb in May 2001, which has allowed us to operate the facility rather than pay an outsourcing service fee; (3) the acquisition of Digital Storage, which operates at lower SG&A percentages than our other business; and (4) improvements resulting from our restructuring activities. Certain incremental costs incurred relative to the events of September 11, 2001 partially offset these favorable impacts.

Restructuring and Nonrecurring Costs. During the year ended March 31, 2002, we recognized pretax charges of (1) $4.1 million related to restructuring activities, including $2.2 million related to warehouse and distribution initiatives (including the integration of office products at our central distribution center in Memphis), $1.2 million related to the termination of employees and $0.7 million related to other back-office improvements and (2) $4.4 million related to the acquisition of the Memphis distribution assets and the termination of certain transaction management service agreements between PFSweb and Daisytek, including transaction costs, a separation payment and finalization of other balances with PFSweb. During the year ended March 31, 2001, we recognized charges of $6.9 million primarily related to reorganization and separation activities following the spin-off of our subsidiary PFSweb during July 2000.

Interest Expense, net. Interest expense increased to $7.2 million for fiscal year 2002 compared to $3.9 million for the prior year. The increase in interest expense is primarily attributable to increases in our debt levels due to: (1) the repurchase of 20% of our outstanding shares under terms of a share buyback program we completed during the last fiscal year; (2) the impact of the acquisitions of Etertin during fiscal year 2001 and Digital Storage and General Stationery Supplies during fiscal year 2002; (3) the acquisition of our Memphis distribution assets; and (4) our investment in ISA. These increases in debt levels and corresponding impact to interest expense were partially offset by lower interest rates during the current fiscal year and debt reductions using cash proceeds from the exercise of stock options and the completion of a private placement of common stock on December 20, 2001. The weighted average interest rate, including the effect of our interest rate swaps, was 6.4% and 7.9% for the years ended March 31, 2002 and 2001, respectively.

Discontinued Operations. During June 2001, we announced our decision to exit the IBM master distribution agreements, under which BSD provided financing to enable our former subsidiary PFSweb to service logistics contracts with IBM. As part of our plan to completely exit this business, we completed the sale of BSD during September 2001 for net proceeds of approximately $0.9 million. We adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective as of April 1, 2001. Under the provisions of SFAS No. 144, the results of operations of BSD, which were previously included in our computer and office supplies business segment, are presented as discontinued operations in the financial statements.

For information concerning the provision for income taxes as well as information regarding differences between effective rates and statutory rates, see Note 12 of the Notes to Consolidated Financial Statements.

FISCAL YEAR ENDED MARCH 31, 2001 COMPARED TO FISCAL YEAR ENDED MARCH 31, 2000

Net Revenues. Net revenues for the year ended March 31, 2001 increased by $24.9 million, or 2.5%, to $1.0 billion as compared to $987.2 million for fiscal year 2000. The growth is attributable to our computer and office supplies segment, which experienced a revenue increase of 6.0% primarily due to (1) higher international computer supplies sales; (2) product expansion including traditional office products which we began offering with the acquisition of B.A. Pargh Company, LLC, on May 3, 2000; (3) the impact of the copier and fax consumables we began offering with the acquisition of Arlington Industries, Inc. on October 1, 1999; and (4) revenue earned by our new subsidiary VirtualDemand including revenue from our consumer-convenient channel. Increases were primarily volume-related. United States computer supplies net revenues, excluding B.A. Pargh, increased by approximately 2% compared to the prior year. The computer and office supplies revenue increase was partially offset by a 12.7% revenue decrease in our professional tape products segment primarily due to industry price decreases which continued to affect our revenues on a comparable basis. The overall net revenue increase was also offset by the impact of the PFSweb spin-off completed in July 2000. PFSweb net revenues included in our consolidated results of operations, net of intercompany eliminations, were $8.5 million for fiscal year 2001 and $24.0 million for fiscal year 2000.

As previously mentioned, international sales were a primary contributor to our growth during fiscal year 2001 compared to 2000. International computer and office supplies net revenues, in U.S. dollars, increased by approximately 23.9% in fiscal year 2001 compared to 2000. Effective March 31, 2000, we elected to close our Singapore operation and consolidate the remaining business activity into our Asia Pacific headquarters in Australia. This reduction in revenue was offset by the acquisition of Etertin in October 2000, which added revenue in Argentina. All of our other international regions experienced growth in fiscal year 2001 except for our Latin America subsidiary based in Miami (due to a change in certain tariffs, which made it more attractive for our customers to source product locally rather than import from our Miami facility).

Gross Profit. Gross profit as a percent of net revenues was 11.6% for the year ended March 31, 2001, compared to 10.8% for the prior year. Our gross profit for fiscal year 2000 was negatively impacted by incremental operational charges of $5.0 million. These charges represent costs for the closure of our Singapore operations, write-downs of inventory and vendor programs. We believe that these charges were incremental to normal operations during this period. Excluding these incremental charges for fiscal year 2000, our gross profit was 11.3%. The increase in gross profit percentage, on a basis adjusted for these incremental charges, was the result of several different factors. In the United States and international business divisions, the prior year gross profit amounts for the quarter ended December 31, 1999 reflect the beginning of our focus on improving the key balance sheet areas of inventory and accounts receivable. In order to make improvements in this area, we avoided certain vendor incentive programs, which negatively impacted our gross margins during this period. Since then, we have elected not to participate in certain of these programs. This is part of our ongoing focus on improving inventory levels to strengthen our balance sheet position and improve our overall return on invested capital. Additionally, we focused during fiscal year 2001 on improving all aspects of customer profitability, which had a favorable impact on gross margins. These increases in gross profit percentage were partially offset by a negative impact on our gross profit percentage due to the reduction in our professional tape products revenue and PFSweb revenue (resulting from the spin-off), which have typically carried higher margin percentages than the remainder of our business.

Selling, General and Administrative Expenses. SG&A for the year ended March 31, 2001 was $95.1 million, or 9.4% of net revenues, as compared to $95.1 million, or 9.6% of net revenues, for the year ended March 31, 2000, including restructuring and nonrecurring costs. Our SG&A expenses for the year ended March 31, 2001 were negatively impacted by non-recurring costs of $6.9 million relating to separation costs associated with the PFSweb spin-off, as well as certain costs related to the closure of B.A. Pargh's Nashville headquarters and restructuring activities for the professional tape products division. Our SG&A expenses for the year ended March 31, 2000 were negatively impacted by costs of $6.1 million related to certain repositioning and separation activities associated with the PFSweb spin-off, increases in allowances for bad debts related primarily to issues in our Latin American accounts receivable, legal and professional fees related to an unsolicited acquisition offer, costs incurred in connection with closing our Singapore operation, and certain other charges.

Excluding these incremental charges, our SG&A percentages would be 8.7% and 9.1%, respectively, for the years ended March 31, 2001 and 2000. Excluding PFSweb SG&A expenses included for the full year in fiscal year 2000 and for the first quarter of fiscal year 2001, the increase in overall expenses is due to the acquisitions of Arlington Industries, Inc. in October 1999, B.A. Pargh Company, LLC in May 2000, and Etertin in October 2000. The decline in SG&A as a percentage of net revenues is primarily attributable to the significant investments in resources and technology to implement new contracts and further develop the infrastructure for PFSweb during the prior fiscal year. This impact was partially offset by a reduction in net revenues to certain large customers, which typically have lower SG&A expense ratios.

Interest Expense. Interest expense increased 21.1% during fiscal year 2001, primarily due to (1) our repurchase of 3.4 million shares of common stock; (2) the acquisitions of Arlington Industries, Inc., B.A. Pargh Company, LLC and Etertin; and (3) higher interest rates during calendar year 2000. The weighted average interest rate was 7.9% and 6.5% for the fiscal years ended March 31, 2001 and 2000, respectively.

Discontinued Operations. During June 2001, we announced our decision to exit the IBM master distribution agreements, under which BSD provided financing to enable our former subsidiary PFSweb to service logistics contracts with IBM. As part of our plan to completely exit this business, we completed the sale of BSD during September 2001 for net proceeds of approximately $0.9 million. We adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective as of April 1, 2001. Under the provisions of SFAS No. 144, the results of operations of BSD, which were previously included in our computer and office supplies business segment, are presented as discontinued operations in the financial statements.

For information concerning the provision for income taxes as well as information regarding differences between effective rates and statutory rates, see Note 12 of the Notes to Consolidated Financial Statements.

DILUTION

Because of the wide range of exercise prices on outstanding stock options, the number of shares included in our diluted earnings per share calculation and the resulting diluted earnings per share could vary greatly depending on the average market price of our common stock. The following table summarizes the diluted shares outstanding at various price points using common stock outstanding at March 31, 2002 of 17,910,806.

[illegible]	[illegible]
$12.00	**18,996,767**
$13.00	**19,140,028**
$14.00	**19,286,525**
$15.00	**19,420,239**
$16.00	**19,541,120**
$17.00	**19,647,789**
$18.00	**19,742,605**

LIQUIDITY AND CAPITAL RESOURCES

We expect to fund our anticipated cash requirements, including the anticipated cash requirements of our capital expenditures and acquisition and investment activity, if any, with internally generated funds and other various external sources of funds that may be available to us. The external sources of funds include our credit agreements and amendments thereto and may include the future issuance of debt, equity or other securities. However, we cannot assure you that we will be able to access capital markets in the future on terms that will be satisfactory to us. We believe that such internally and externally generated funds will provide us with adequate liquidity and capital necessary for the next twelve months.

Net cash provided by (used by) operating activities from continuing operations was $(7.3) million, $8.0 million and $4.6 million for fiscal years 2002, 2001 and 2000, respectively, including cash used by operating activities related to restructuring and nonrecurring costs of $8.6 million during fiscal year 2002 and $6.9 million during fiscal year 2001. Working capital, excluding the current portion of long-term debt and cash balances, increased to $206.3 million at March 31, 2002 from $176.7 million at March 31, 2001, attributable primarily to growth in our business including the acquisitions of Digital Storage and General Stationery Supplies. The working capital requirements were funded primarily with proceeds from our credit facilities.

Net cash used in investing activities during the year ended March 31, 2002 was $60.7 million. Payments during fiscal year 2002 included cash paid for the investment in ISA, the acquisitions of Digital Storage and General Stationery Supplies and the transaction to acquire the Memphis distribution assets from PFSweb, which were funded with proceeds from our credit facilities and the sale and leaseback of certain Memphis distribution assets. Capital expenditures for the fiscal year 2002 were $14.4 million, including $3.1 million acquired under a capital lease and $11.3 million funded with proceeds from our credit facilities. Proceeds from the exercise of stock options and the issuance of common shares under our employee stock purchase plan were $17.3 million for the year ended March 31, 2002, which were used to reduce outstanding balances under our credit facilities.

During December 2001, we completed the private placement of approximately 1.6 million shares of Daisytek common stock to a group of institutional investors for net proceeds of approximately $16.4 million. The proceeds from the private placement were initially used to reduce outstanding balances under our credit facility.

On May 23, 2002, we mailed a recommended offer to shareholders of ISA International plc ("ISA"), a pan-European distributor of computer supplies, which indirectly owns 47% of Kingfield Heath Ltd., a U.K.-based wholesaler of office products. At the time of the mailing, we had received irrevocable commitments to accept the offer in respect of 56.5% of ISA ordinary shares. To date, we have received acceptances totaling more than 90% of ISA ordinary shares and all conditions to the offer have either been satisfied or waived. Acceptances from shareholders owning 33.8 million ISA ordinary shares have selected the cash offer of 7.5 pence, or approximately $0.11, representing cash consideration of approximately 2.5 million British pounds, or approximately $3.6 million. Acceptances from shareholders owning 14.9 million ISA ordinary shares have selected the alternative offer to receive unregistered Daisytek common shares instead of cash, representing share consideration of approximately 136,000 Daisytek common shares. Additionally, we acquired 4.7 million ISA ordinary shares in open-market purchases, representing cash consideration of approximately 0.4 million British pounds, or approximately $0.5 million. The cash offer for ISA ordinary shares will remain open until July 10, 2002 and we then intend to exercise our rights under U.K. law to pursue compulsory acquisition of the remainder of ISA ordinary shares. The alternative offer to receive Daisytek common shares instead of cash expired at the close of trading in the U.K. on June 27, 2002. We will fund this transaction, including related costs, with proceeds from our credit facilities and have deposited $6.6 million with the Royal Bank of Scotland to be delivered as payment of the cash consideration.

FINANCING ACTIVITIES

Substantially all of our debt is incurred under revolving credit facilities in the countries in which we operate, and is lent against our working capital assets. Consequently, as working capital increases, we will be able to draw further against these existing facilities.

Domestic Credit Facilities. At March 31, 2001, we were party to an agreement entered into in December 2000 with certain banks for a revolving line of credit in the United States that had a maximum borrowing availability, as amended, of $150 million and expired on December 19, 2003. Availability under the credit facility was subject to certain borrowing base limitations, including eligible accounts receivable and inventory, as defined. Borrowings under the credit facility accrued interest, at our option, at the prime rate of the lead bank or a Eurodollar rate, plus an adjustment ranging from 1.05% to 2.0% depending on our financial performance. This facility was paid off upon commencement of the new $200 million facility in April 2002. As of March 31, 2002, the outstanding balance under the domestic credit facility was $98.5 million with a weighted average interest rate of 3.68%.

During April 2002, we signed a $200 million senior secured debt facility expiring on April 24, 2005, which was amended and increased to $250 million during June 2002. This credit facility replaced the existing $150 million credit facility expiring on December 19, 2003. Availability under the credit facility is subject to certain borrowing base limitations, including eligible accounts receivable and inventory, as defined. Borrowings under the credit facility accrue interest, at our option, at the prime rate of the lead bank plus an adjustment ranging from 0.0% to 0.75% or the LIBOR rate plus an adjustment ranging from 2.0% to 2.75%, both of which are limited by a maximum rate, as defined. Approximately $32.4 million was available for future borrowings upon signing of the new credit facility in April 2002.

Foreign Credit Facilities. During March 2001, we refinanced a revolving term loan with a Canadian bank expiring on August 31, 2002 and an unsecured revolving line of credit facility with a Canadian bank expiring on January 1, 2002 with a single revolving credit facility with current maximum credit availability of 40.0 million Canadian dollars, or approximately $25.1 million, expiring during March 2004. Availability under the credit facility is subject to certain borrowing base limitations, as defined. For Canadian dollar borrowings, the Canadian credit facility accrues interest at the bank's prime rate plus 75 basis points. For U.S. dollar borrowings, the Canadian credit facility accrues interest at the bank's U.S. dollar base rate in New York plus 75 basis points. As of March 31, 2002, the outstanding balance under the Canadian credit facility was 18.0 million Canadian dollars, or approximately $11.3 million, at an interest rate of 4.25%. We had 22.0 million Canadian dollars, or approximately $13.8 million, available for future borrowings.

In December 2000, our Australian subsidiary entered into an agreement with an Australian bank for an unsecured revolving line of credit facility allowing us to borrow Australian dollars up to a maximum of 20.0 million Australian dollars, or approximately $10.7 million, as amended. The Australian credit facility, as amended, expires on January 1, 2003. The Australian credit facility accrues interest at the Australian Bill Rate plus an adjustment ranging from 142.5 basis points to 212.5 basis points depending on our financial performance. As of March 31, 2002, the outstanding balance under the Australian credit facility was 11.1 million Australian dollars, or approximately $5.9 million, at an interest rate of 6.48%. We had 8.9 million Australian dollars, or approximately $4.8 million, available for future borrowings.

		PAYMENTS DUE BY PERIOD			
CONTRACTUAL OBLIGATIONS	TOTAL		1-3 YEARS		AFTER 5 YEARS
Long-term debt	$115.7	$ 5.9	$11.3	$ 98.5	$ —
Capital lease obligations	2.7	1.2	1.5	—	—
Operating leases	41.8	8.1	13.5	9.2	11.0
Total	$160.2	$15.2	$26.3	$107.7	$11.0

Contractual Obligations and Guarantees. Obligations under long-term debt, capital leases and noncancelable operating leases are as stated above (in millions).

In connection with the initial public offering of PFSweb, we have guaranteed or subleased to PFSweb certain operating lease obligations. Total minimum payments for these agreements are $18.5 million, including $5.5 million due in less than one year, $6.5 million due in one to three years, $5.2 million due in four to five years and $1.3 million due after five years. We do not expect to make payments under these guarantees or sublease agreements; however, if performance were required, we would seek to mitigate our exposure with lease terminations and/or subleases.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Daisytek is exposed to various market risks including interest rates on its debt and foreign exchange rates. In the normal course of business Daisytek employs established policies and procedures to manage these risks.

INTEREST RATE RISK

Our interest rate risk is limited to our outstanding balances on our credit facilities, which amounted to $115.7 million at March 31, 2002 and $77.9 million at March 31, 2001. To mitigate this risk, we have converted $25.0 million of our outstanding balance from variable interest to a fixed rate of 5.93% and $25.0 million of our outstanding balance from variable interest to a fixed rate of 5.19%. The interest rate swaps have a fair value loss position of $1.6 million at March 31, 2002. An 80 basis point movement in interest rates would result in approximately $526,000, $423,000 and $337,000 annualized increase or decrease in interest expense based on the outstanding balance of the revolving line of credit at March 31, 2002, 2001 and 2000, respectively.

We anticipate managing our future interest rate exposure by using a mix of fixed and floating interest rate debt and, if appropriate, financial derivative instruments.

FOREIGN CURRENCY EXCHANGE RATE RISK

During fiscal year 2002, approximately 34% of our revenues were derived from customers located outside the United States. Operating in international markets involves exposure to movements in currency exchange rates. Currency exchange rate movements typically also reflect economic growth, inflation, interest rates, government actions and other factors. As currency exchange rates fluctuate, translation of the statements of operations of our international businesses into U.S. dollars may affect year-over-year comparability and could cause us to adjust our financing and operating strategies.

For our foreign subsidiaries, the local currency is the functional currency. All assets and liabilities are translated at exchange rates in effect at the end of the period, and income and expense items are translated at the average exchange rates for the period. Translation adjustments are reported as a separate component of shareholders' equity. Gains and losses from foreign currency transactions have not been material. The functional currency for our Mexican subsidiary was changed from the United States dollar to the Mexican peso effective July 1, 2001. Argentina has recently undergone significant economic and political change. During January 2002, Argentina abandoned the fixed dollar-to-peso exchange rate and devalued the Argentinean peso. Our Argentina subsidiary began accounting for the effect of the devaluation effective December 21, 2001 at a rate of 1.65 Argentinean pesos to $1. Since the devaluation, we have recorded translation losses of $7.7 million as a component of accumulated other comprehensive income.

During fiscal years 2001 and 2000, we entered into foreign currency exchange contracts to manage foreign currency exchange risk related to net investment and intercompany balances denominated in foreign currencies. These contracts typically required the exchange of a foreign currency for U.S. dollars at a fixed rate at a future date. A currency rate fluctuation of 10% from year-end rates would have changed the fair value of the foreign exchange contracts outstanding at March 31, 2001 and 2000 by $1.6 million and $1.5 million, respectively. As of March 31, 2002, we had no outstanding foreign currency exchange contracts to manage risk associated with our net investment in foreign subsidiaries.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Information regarding Daisytek's change in accountants was disclosed in a Current Report on Form 8-K filed on December 22, 2000.

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF DAISYTEK INTERNATIONAL CORPORATION:

We have audited the accompanying consolidated balance sheets of Daisytek International Corporation and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Daisytek International Corporation and subsidiaries at March 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States. As discussed in Note 1 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002. We also audited the adjustments described in Note 4 that were applied to restate the 2000 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

ERNST & YOUNG LLP
Dallas, Texas, May 6, 2002, except as to paragraphs 1 and 3 of Note 3, as to which the date is May 23, 2002

DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31, 2002	March 31, 2001
	(IN THOUSANDS, EXCEPT SHARE DATA)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,147	$ 1,871
Accounts receivable, net of allowance for doubtful accounts of $4,038 and $4,979 at March 31, 2002 and 2001, respectively	175,921	[illegible]
Inventories, net	115,377	[illegible]
Prepaid expenses and other current assets	13,259	7,194
Current assets of discontinued subsidiary	—	[illegible]
Total current assets	308,704	[illegible]
Property and equipment, at cost:		
Furniture, fixtures and equipment	38,176	[illegible]
Leasehold improvements	3,875	3,641
	42,051	[illegible]
Less – Accumulated depreciation and amortization	(21,245)	[illegible]
Net property and equipment	20,806	11,357
Investment in ISA (Note 3)	28,082	—
Other assets	1,928	[illegible]
Goodwill, net	54,870	[illegible]
Total assets	$414,390	[illegible]
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 7,069	[illegible]
Trade accounts payable	84,718	[illegible]
Accrued expenses and other current liabilities	13,575	[illegible]
Current liabilities of discontinued subsidiary	—	[illegible]
Total current liabilities	105,362	[illegible]
Long-term debt, less current portion	111,343	[illegible]
Other liabilities	1,665	—
Commitments and contingencies (Note 14)		
Shareholders' equity:		
Preferred stock, $1.00 par value; 1,000,000 shares authorized at March 31, 2002 and 2001, none issued and outstanding	—	—
Common stock, $0.01 par value; 30,000,000 shares authorized; 19,684,711 issued at March 31, 2002 and 17,689,850 shares issued at March 31, 2001	197	177
Additional paid-in capital	117,946	[illegible]
Retained earnings	103,268	[illegible]
Accumulated other comprehensive loss	(13,699)	[illegible]
Treasury stock at cost, 1,773,905 shares at March 31, 2002 and 3,352,305 shares at March 31, 2001	(11,692)	[illegible]
Total shareholders' equity	196,020	[illegible]
Total liabilities and shareholders' equity	$414,390	[illegible]

The accompanying notes are an integral part of these consolidated statements.

DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	2002
Net revenues	$1,185,030
Cost of revenues	1,059,539
Gross profit	125,491
Selling, general and administrative expenses	90,710
Restructuring and nonrecurring costs	8,556
Income from operations	26,225
Interest expense	7,221
Income from continuing operations before income taxes and minority interest	19,004
Provision for income taxes	7,066
Income from continuing operations before minority interest	11,938
Minority interest	—
Income from continuing operations	11,938
Discontinued operations (Note 4):	
Income (loss) from operations of discontinued subsidiary, net of tax	(1,085)
Net income	$ 10,853
Net income per common share:	
Basic	
Income from continuing operations	$ 0.75
Income (loss) from operations of discontinued subsidiary, net of tax	(0.07)
Net income	$ 0.68
Diluted	
Income from continuing operations	$ 0.69
Income (loss) from operations of discontinued subsidiary, net of tax	(0.07)
Net income	$ 0.62
Weighted Average Common and Common Share Equivalents Outstanding:	
Basic	15,963
Diluted	17,396

The accompanying notes are an integral part of these consolidated statements.

DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity	Comprehensive Income
				(In thousands, except share amounts)					
BALANCE AT MARCH 31, 1999	17,162,382	$172	$ 87,394	$ 71,801	$ (2,197)	—	—	$157,170	
Net income	—	—	—	4,539	—	—	—	4,539	$ 4,539
Currency translation adjustment	—	—	—	—	(369)	—	—	(369)	(369)
Comprehensive income									$ 4,170
PFSweb offering	—	—	42,955	—	—	—	—	42,955	
Deferred compensation expense on PFSweb stock options	—	—	48	—	—	—	—	48	
Employee stock purchase plan	31,823	—	368	—	—	—	—	368	
Net proceeds from exercise of common stock options	402,548	4	5,926	—	—	—	—	5,930	
Issuance of common stock	3,411	—	45	—	—	—	—	45	
BALANCE AT MARCH 31, 2000	17,600,164	176	136,736	76,340	(2,566)	—	—	210,686	
Net income	—	—	—	11,426	—	—	—	11,426	$11,426
Currency translation adjustment	—	—	—	—	(3,789)	—	—	(3,789)	(3,789)
Disposition of PFSweb	—	—	(42,826)	4,649	312	—	—	(37,865)	312
Comprehensive income									$ 7,949
Treasury stock purchases	—	—	—	—	—	(3,352,305)	(22,110)	(22,110)	
Employee stock purchase plan	42,801	1	328	—	—	—	—	329	
Net proceeds from exercise of common stock options	39,333		360	—	—	—	—	360	
Issuance of common stock	7,552	—	65	—	—	—	—	65	
BALANCE AT MARCH 31, 2001	17,689,850	177	94,663	92,415	(6,043)	(3,352,305)	(22,110)	159,102	
Net income	—	—	—	10,853	—	—	—	10,853	$10,853
Currency translation adjustment	—	—	—	—	(6,609)	—	—	(6,609)	(6,609)
Cumulative effect of adoption of SFAS 133 as of April 1, 2001, net of tax of $240	—	—	—	—	(445)	—	—	(445)	(445)
Change in fair value of derivative financial instruments, net of tax of $324	—	—	—	—	(602)	—	—	(602)	(602)
Comprehensive income									$ 3,197
Employee stock purchase plan	79,962	1	547	—	—	—	—	548	
Net proceeds from exercise of common stock options	1,912,381	19	16,773	—	—	—	—	16,792	
Issuance of common stock	2,518	—	5,963	—	—	1,578,400	10,418	16,381	
BALANCE AT MARCH 31, 2002	19,684,711	$197	$117,946	$103,268	$(13,699)	(1,773,905)	$(11,692)	$196,020	

The accompanying notes are an integral part of these consolidated statements.

DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2002
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (excluding operations of discontinued subsidiary)	$11,938
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of acquisitions and dispositions:	
Depreciation and amortization	5,563
Provision for doubtful accounts	4,566
Minority interest	—
Other	473
Deferred income tax expense (benefit)	30
Change in operating assets and liabilities, net of effects of acquisitions and dispositions:	
Accounts receivable	(29,698)
Inventories, net	(24,419)
Prepaid expenses and other assets	(7,409)
Trade accounts payable and accrued expenses	30,887
Income taxes receivable and payable	755
Net cash provided by (used by) operating activities from continuing operations	(7,314)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(11,272)
Proceeds from the sale and leaseback of equipment	8,000
Acquisition of Memphis distribution assets	(10,700)
Payment for investment in and advances to ISA	(28,082)
Acquisitions of businesses, net of cash acquired	(19,046)
Disposition of subsidiary	923
Decrease (increase) in notes receivable and other assets	(523)
Net cash used in investing activities	(60,700)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from (payments on) revolving lines of credit, net	37,718
Payments to acquire treasury stock	—
Payments on capital leases and notes payable	(608)
Net proceeds of PFSweb initial public offering	—
Net proceeds from sale of stock, exercise of stock options and issuance of common stock	33,715
Net cash provided by financing activities	70,825
Effect of exchange rates on cash	(635)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,176
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,971
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,147
Net cash provided by operating activities from discontinued operations	$ (685)

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[illegible]

DESCRIPTION OF BUSINESS

Daisytek International Corporation ("Daisytek" or the "Company") is a leading global distributor of computer and office supplies and professional tape products. To enhance its relationship with computer and office supplies customers worldwide, the Company also provides unique, value-added services such as direct marketing, merchandising and demand generation services. The Company sells its products and services in the United States, Europe, Canada, Australia, Mexico and South America. Prior to the spin-off of the Company's subsidiary PFSweb, Inc. ("PFSweb") during July 2000, the Company also provided transaction management services to both traditional and electronic commerce companies.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company recognizes product revenue upon shipment of product to customers and provides for estimated returns and allowances. The Company permits its customers to return defective products (many of which are then returned by the Company to the manufacturer) and incorrect shipments for credit against other purchases. The Company offers terms to its customers that it believes are standard for its industries. PFSweb service fee revenues were recognized at the time the service was provided to the client.

CASH AND CASH EQUIVALENTS

Cash equivalents are defined as short-term highly liquid investments with original maturities of three months or less.

INVENTORIES

Inventories (merchandise held for resale, all of which are finished goods) are stated at the lower of weighted average cost or market.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation expense is computed by a straight-line method over estimated useful lives of the respective assets which range from three to seven years. Expenditures for maintenance and repairs are charged to operations as incurred, whereas expenditures for renewal and betterments are capitalized and depreciated over the remaining useful lives of the assets.

GOODWILL

Goodwill represents the excess of cost over the fair value of net assets acquired and is stated at cost. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, effective April 1, 2001. Under SFAS No. 142, goodwill is no longer amortized but reviewed for impairment annually, or more frequently if certain indicators arise. To date, no such impairment has been recognized. At the time of adoption of SFAS No. 142, accumulated amortization of goodwill was $5.2 million. Had the Company been accounting for its goodwill under SFAS No. 142 for all periods presented, the Company's net income (in thousands) and earnings per share would have been as shown below.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective as of April 1, 2001. The Company periodically evaluates whether events or circumstances have occurred that indicate that long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present,

NET INCOME ADJUSTED TO EXCLUDE GOODWILL AMORTIZATION

	[illegible]	
	2002	[illegible]
Reported net income	$10,853	[illegible]
Add back goodwill amortization, net of tax	—	[illegible]
Adjusted net income	$10,853	[illegible]
Basic earnings per share:		
Reported net income	$ 0.68	[illegible]
Goodwill amortization, net of tax	—	[illegible]
Adjusted net income	$ 0.68	[illegible]
Diluted earnings per share:		
Reported net income	$ 0.62	[illegible]
Goodwill amortization, net of tax	—	0.04
Adjusted net income	$ 0.62	[illegible]

the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. To date, no such impairment has been recognized.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

For the Company's foreign subsidiaries, the local currency is the functional currency. All assets and liabilities are translated at exchange rates in effect at the end of the period, and income and expense items are translated at the average exchange rates for the period. Translation adjustments are reported as a separate component of shareholders' equity. Gains and losses from foreign currency transactions have not been material. The functional currency for the Company's Mexican subsidiary was changed from the United States dollar to the Mexican peso effective July 1, 2001.

INCOME TAXES

Deferred taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. These differences relate primarily to provisions for doubtful accounts, reserves for inventory, book versus tax depreciation differences, and certain accrued expenses deducted for book purposes but not yet deductible for tax purposes. A valuation allowance must be provided when it is more likely than not that the deferred income tax asset will not be realized.

STOCK OPTION PLANS

The Company accounts for its stock-based award plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, under which compensation expense is recorded to the extent that the current market price of the underlying stock exceeds the exercise price at the date of grant. Note 10 provides pro forma net income and pro forma earnings per share disclosures as if the stock-based awards had been accounted for using the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.*

RECLASSIFICATIONS

Certain prior year data has been reclassified to conform to the current period presentation. These reclassifications had no effect on previously reported net income, shareholders' equity or net cash flows. See Note 4 regarding discontinued operations.

During the fourth quarter of fiscal year 2001, Daisytek reclassified in all prior periods freight costs billed to customers and rebates paid to customers as components of net revenues in compliance with Emerging Issues Task Force Issues No. 00-10, *Accounting for Shipping and Handling Fees and Costs*, and No. 00-14, *Accounting for Certain Sales Incentives*. Freight costs billed to customers and rebates paid to customers had previously been recorded as a component of cost of sales. Freight costs incurred by the Company continue to be recorded as a component of cost of sales.

On October 1, 1999, the Company acquired certain assets and liabilities of Arlington Industries, Inc., a specialty wholesaler of copier and fax consumables, for an initial price of approximately $19.5 million. This transaction was accounted for using the purchase method of accounting and the Company initially recorded goodwill of $8.2 million. The purchase agreement provided for an adjustment to the purchase price based on certain performance criteria for each of the twelve-month periods ended September 30, 2000 and 2001. The performance criteria were achieved and the Company has increased the original purchase price and goodwill by approximately $1.6 million for the performance period ended September 30, 2000 and approximately $2.6 million for the performance period ended September 30, 2001. The entire cost of the acquisition was funded through the Company's available cash. The accompanying consolidated financial statements include the results of this entity from the date of acquisition. This acquisition was not material to the financial position or results of operations of the Company.

On May 3, 2000, the Company acquired certain assets and liabilities of B.A. Pargh Company, LLC, a wholesaler of office products, for approximately $2.5 million. In addition, as part of this acquisition, the Company paid off approximately $6.5 million in assumed debt. The acquisition was accounted for by the purchase method of accounting for business combinations and the related goodwill recorded was approximately $3.6 million. The entire cost of the acquisition was funded through the Company's credit facility. The accompanying consolidated financial statements include the results of this entity from the date of acquisition. This acquisition was not material to the financial position or results of operations of the Company.

Effective October 1, 2000, the Company acquired the capital stock of Etertin y CIA, S.A. in Buenos Aires, Argentina, a wholesale distributor of computer supplies and accessories, for approximately $5.8 million, of which $1.0 million is subject to adjustment for realization of assets at lower than book value acquired. In addition, the Company assumed approximately $4.7 million in debt. The acquisition was accounted for by the purchase method of accounting for business combinations and the Company recorded related goodwill of approximately $6.5 million. The entire cost of the acquisition was funded through the Company's credit facility. The accompanying consolidated financial statements include the results of this entity from the date of acquisition. This acquisition was not material to the financial position or results of operations of the Company.

During May 2001, the Company completed a transaction to terminate certain transaction management services agreements between the Company and PFSweb and to purchase certain Memphis distribution assets from PFSweb, including assets previously sold to PFSweb at the time of its initial public offering in December 1999. The Company recorded goodwill of approximately $2.5 million related to this transaction.

The Company acquired certain assets and liabilities of Digital Storage, LLC ("Digital Storage"), a value-added distributor of computer media, accessories and supplies in the United States and Canada, during the quarter ended June 30, 2001. This acquisition was accounted for using the purchase method of accounting for business combinations and increased the Company's goodwill by approximately $5.5 million, including $4.4 million of goodwill related to Digital Storage's business in the United States and $1.1 million of goodwill related to Digital Storage's Canadian subsidiary. This acquisition was not material to the financial position or results of operations of the Company.

During the quarter ended September 30, 2001, the Company acquired certain assets and liabilities of General Stationery Supplies, an Australian office products wholesaler. This acquisition was accounted for using the purchase method of accounting for business combinations and increased the Company's goodwill by approximately $1.7 million. This acquisition was not material to the financial position or results of operations of the Company.

On May 23, 2002, the Company mailed a recommended offer to shareholders of ISA International plc ("ISA"), a pan-European distributor of computer supplies, which indirectly owns 47% of Kingfield Heath Ltd., a U.K.-based wholesaler of office products. Daisytek has received acceptances from ISA shareholders totaling more than 90% of ISA ordinary shares and all conditions to the offer have either been satisfied or waived. The cash offer for ISA ordinary shares will remain open until July 10, 2002 and Daisytek then intends to exercise its rights under U.K. law to pursue compulsory acquisition of the remainder of ISA ordinary shares. The alternative offer to receive Daisytek common shares instead of cash expired at the close of trading in the U.K. on June 27, 2002. Subsequent to year-end, the Company appointed three members to the board of ISA.

During September 2001, Daisytek invested 8.0 million British pounds, or approximately $11.4 million, in preference shares of ISA convertible into 50% plus one share of ISA at Daisytek's option at any time over a period of five years. Daisytek was also granted warrants to purchase an additional 15.4 million ISA ordinary shares for 2 million British pounds, or approximately $2.8 million, at the Company's option any time over the next five years. The preference shares earn a quarterly variable rate cumulative preferential dividend. In addition to the preference share investment, as of March 31, 2002, the Company has advanced funds to ISA of approximately 11.7 million British pounds, or approximately $16.7 million, including 3.1 million British pounds, or approximately $4.4 million, for pro-rata participation in a shareholder rights issue by Kingfield Heath, and approximately 8.6 million British pounds, or approximately $12.3 million, for working capital purposes. Subsequent to March 31, 2002, the Company advanced additional funds to ISA of 3.2 million British pounds, or approximately $4.6 million, for working capital purposes. The advances to ISA earn interest. The investment in ISA, including applicable acquisition costs, is carried at cost at March 31, 2002.

ISA did not pay the preference dividend due to Daisytek on April 1, 2002. Failure to pay a preference dividend for more than 14 days after its due date constitutes an event of default under ISA's articles of association, unless waived by Daisytek. Daisytek had agreed to waive the outstanding payment, but this agreement to waive expired on May 6, 2002. As a result of this event of default, as of May 7, 2002, Daisytek was entitled to vote its preference shares on an as-converted basis (50% plus one share), entitling Daisytek to majority voting control and allowing the Company to appoint to the board of ISA a number of directors equivalent to 50%. Accordingly, the Company will use consolidation accounting for the investment in ISA effective May 7, 2002.

During June 2001, the Company announced its decision to exit the IBM master distribution agreements, under which the Company's subsidiaries Business Supplies Distributors, Inc., Business Supplies Distributors Europe BV, and BSD (Canada), Inc. (collectively, "BSD") provided financing to enable the Company's former subsidiary PFSweb to service logistics contracts with IBM. As part of the Company's plan to completely exit this business, Daisytek completed the sale of BSD during September 2001 for net proceeds of approximately $0.9 million. The Company recorded a gain on the sale of approximately $0.2 million. Daisytek continues to buy and sell IBM products as part of its normal operations.

Under the provisions of SFAS No. 144, which the Company adopted effective April 1, 2001, the results of operations of BSD, which were previously included in the Company's computer and office supplies business segment, are presented as discontinued operations in the accompanying financial statements. The income (loss) from operations of discontinued subsidiary are presented net of a tax benefit (expense) of approximately $0.6 million, $(0.2) million and $(0.1) million for the years ended March 31, 2002, 2001 and 2000, respectively, and include net revenues of approximately $66.6 million, $177.5 million and $83.1 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Daisytek completed the spin-off PFSweb, its international provider of transaction management services to both traditional and e-commerce companies, during July 2000. In December 1999, PFSweb completed an initial public offering ("IPO") of 3,565,000 shares of its common stock. On July 7, 2000, the Company announced the completion of the spin-off of PFSweb by means of a tax-free distribution of Daisytek's remaining 80.1 percent ownership of PFSweb. The pro rata distribution of 14,305,000 shares of PFSweb was made at the close of business July 6, 2000 to Daisytek shareholders of record as of June 19, 2000. Based on the shares outstanding of each company on the record date, Daisytek shareholders received approximately 0.81 shares of PFSweb stock for each share of Daisytek stock they owned on the record date. In June 2000, the Company received a favorable private letter ruling from the Internal Revenue Service regarding the tax-free treatment of the distribution of Daisytek's remaining ownership in PFSweb.

As part of the IPO, PFSweb and Daisytek entered into various agreements governing the transaction management services that PFSweb provided for Daisytek. Additionally, PFSweb purchased from Daisytek certain fixed assets in the central distribution complex in Memphis, Tennessee. On May 25, 2001, the Company completed a transaction to terminate certain transaction management services agreements between the two companies and to purchase certain Memphis distribution assets from PFSweb, including those assets previously sold to PFSweb at the time of the IPO. The Company recognized a pre-tax charge of approximately $4.4 million during the first quarter of fiscal year 2002 related to this transaction. Prior to completion of the transaction, the Company received a favorable supplemental ruling from the Internal Revenue Service that the acquisition of certain fixed assets would not adversely affect the June 2000 Internal Revenue Service ruling. In connection with this transaction, PFSweb continued to offer services to Daisytek under a separate fee agreement for a six-month period in order to support the transfer of fulfillment operations and transaction processing back to Daisytek, including the transition to a separate information technology platform. During October 2001, Daisytek completed the transition to an information technology platform separate from PFSweb.

	2002
United States credit facility	$ 98,500
Canadian credit facility	11,289
Australian credit facility	5,914
Capital lease liability and other	2,709
	118,412
Less: Current portion of long-term debt	(7,069)
Long-term debt, less current portion	$111,343

UNITED STATES CREDIT FACILITY

At March 31, 2002, the Company was party to an agreement entered into in December 2000 with certain banks for a revolving line of credit in the United States that had a maximum borrowing availability, as amended, of $150.0 million expiring on December 19, 2003. Availability under the credit facility was subject to certain borrowing base limitations, including eligible accounts receivable and inventory, as defined. Borrowings under the credit facility accrued interest, at the Company's option, at the prime rate of the lead bank or a Eurodollar rate, plus an adjustment ranging from 1.05% to 2.0% depending on the Company's financial performance. The Company paid fees ranging from 0.20% to 0.375% on the entire credit facility. The credit facility contained various covenants including, among other things, the maintenance of certain financial ratios including the achievement of a minimum fixed charge ratio and minimum level of net worth, and restrictions on certain activities, including loans and payments to related parties, payment of dividends, incurring additional debt, acquisitions, investments and asset sales. As of March 31, 2002, the outstanding balance under this credit facility was $98.5 million with a weighted average interest rate of 3.68%.

During April 2002, Daisytek signed a $200 million senior secured debt facility expiring on April 24, 2005, which was amended and increased to $250 million subsequent to year end. This credit facility replaced the existing $150 million credit facility expiring on December 19, 2003. Availability under the credit facility is subject to certain borrowing base limitations, including eligible accounts receivable and inventory, as defined. Borrowings under the credit facility accrue interest, at the Company's option, at the prime rate of the lead bank plus an adjustment ranging from 0.0% to 0.75% or the LIBOR rate plus an adjustment ranging from 2.0% to 2.75%, both of which are limited by a maximum rate, as defined. The Company pays fees of 0.375% per annum on the unused portion of the credit facility. The credit facility contains various covenants including, among other things, the maintenance of certain financial ratios including the achievement of a minimum fixed charge ratio and minimum level of tangible net worth, and restrictions on certain activities, including loans and payments to related parties, payment of dividends, capital expenditures, acquisitions, investments and asset sales. Approximately $32.4 million was available for future borrowings upon signing of the new credit facility in April 2002.

CANADIAN CREDIT FACILITY

During March 2001, the Company refinanced a revolving term loan with a Canadian bank expiring on August 31, 2002 and an unsecured revolving line of credit facility with a Canadian bank expiring on January 1, 2002 with a single revolving credit facility with current maximum credit availability of 40.0 million Canadian dollars, or approximately $25.1 million, expiring during March 2004. Availability under the credit facility is subject to certain borrowing base limitations, as defined. For Canadian dollar borrowings, the Canadian credit facility accrues interest at the bank's prime rate plus 75 basis points. For U.S. dollar borrowings, the Canadian credit facility accrues interest at the bank's U.S. dollar base rate in New York plus 75 basis points. The credit facility includes a standby fee of 0.25% on the unused portion of the credit facility. As of March 31, 2002, the outstanding balance under the Canadian credit facility was 18.0 million Canadian dollars, or approximately $11.3 million, at an interest rate of 4.25%. The Company had 22.0 million Canadian dollars, or approximately $13.8 million, available for future borrowings.

AUSTRALIAN CREDIT FACILITY

In December 2000, the Company's Australian subsidiary entered into an agreement with an Australian bank for an unsecured revolving line of credit facility allowing the Company to borrow Australian dollars up to a maximum of 20.0 million Australian dollars, or approximately $10.7 million, as amended. The Australian credit facility, as amended, expires on January 1, 2003. The Australian credit facility accrues interest at the Australian Bill Rate plus an adjustment ranging from 142.5 basis points to 212.5 basis points depending on the Company's financial performance. A facility fee of 0.325% to 0.50% is charged on the entire amount of the Australian facility. As of March 31, 2002, the outstanding balance under the Company's Australian credit facility was 11.1 million Australian dollars, or approximately $5.9 million, at an interest rate of 6.48%. The Company had 8.9 million Australian dollars, or approximately $4.8 million, available for future borrowings.

CAPITAL LEASE LIABILITY AND OTHER

The Company's property held under capital leases at March 31, 2002, included in furniture, fixtures and equipment in the balance sheet, amounted to approximately $2.7 million, net of accumulated amortization of approximately $0.4 million. At March 31, 2001, other debt represents notes payable assumed in connection with the acquisition of Etertin in Argentina, effective October 1, 2000.

Future maturities of long-term debt and capital leases at March 31, 2002, giving effect to the refinancing of the United States credit facility, are as follows (in thousands):

FISCAL YEAR ENDING MARCH 31,	
2003	**$ 7,069**
2004	**12,616**
2005	**227**
2006	**98,500**
2007	**—**
Thereafter	**—**
	$118,412

NOTE 7 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company estimates fair value based on market information and appropriate valuation methodologies. Fair value is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The fair values of financial instruments approximate their carrying amounts in the accompanying consolidated balance sheets.

In the opinion of management, credit risk with respect to trade receivables is limited due to a large number of diversified customers and the geographic diversification of the Company's customer base. The Company performs ongoing credit evaluations of its customers and believes that adequate allowances for any uncollectible trade receivables are maintained. The Company's derivative instruments are subject to credit risk of non-performance by counterparties under such agreements. However, this risk is minimal as the Company selects counterparties with high credit ratings.

Effective April 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. SFAS No. 133 requires the Company to recognize all derivative instruments on the balance sheet at fair value. Derivative instruments that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in its fair value will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of a derivative instrument's change in fair value will be immediately recognized in earnings. The Company does not hold or issue derivative financial instruments for trading purposes.

INTEREST RATE MANAGEMENT

To diversify its risk associated with interest rate fluctuations, the Company has entered into interest rate swap agreements under which the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts. As of March 31, 2002, interest rate swaps are hedging underlying variable-rate obligations with a principal amount of $50.0 million. Under SFAS No. 133, the Company accounts for its interest rate swap contracts as cash flow hedges whereby the fair value of the interest rate swap agreement is reflected in the balance sheet with the corresponding offset, net of tax, to accumulated other comprehensive income. The interest rate swap agreements are effective hedges and meet the criteria for accounting under the short-cut method as defined in SFAS No. 133. Upon adoption of SFAS No. 133 on April 1, 2001, the Company recorded a derivative liability of approximately $0.7 million. At March 31, 2002, the outstanding interest rate swap agreements had a fair value loss position of approximately $1.6 million.

CURRENCY RATE MANAGEMENT

Upon adoption of SFAS No. 133 on April 1, 2001, the Company had outstanding foreign currency exchange contracts to manage foreign currency exchange risk related to its net investment in Canadian and Australian subsidiaries, which were settled during the quarter ended June 30, 2001. The gains upon settlement of these contracts during the quarter ended June 30, 2001 were reflected as a cumulative translation adjustment within accumulated other comprehensive income. As of March 31, 2002, the Company had no outstanding foreign currency exchange contracts to manage risk associated with its net investment in foreign subsidiaries.

From time to time, the Company enters into foreign currency exchange contracts to manage risk related to foreign currency transactions. The impact of these transactions was not material to the financial statements of the Company during the years ended March 31, 2002, 2001 and 2000.

	2002
Restructuring charges(a)	$4,131
Final PFSweb separation charges(b)	4,425
PFSweb spin-off charges(c)	—
Closure of B.A. Pargh Nashville headquarters(d)	—
Professional tape products restructuring activities(e)	—
Professional tape products acquisition and disposition costs(f)	—
	$8,556

(a) During the third quarter of fiscal 2002, the Company commenced a United States restructuring plan that includes (1) information technology enhancements to ensure growth in the business will be technologically supported; (2) distribution improvements and consolidation of subsidiary warehouses into five new regional hub facilities in order to leverage distribution costs; and (3) centralization of certain back-office resources into a shared services organization to reduce costs and improve efficiencies. The Company incurred pre-tax charges of approximately $4.1 million during fiscal 2002, including $2.2 million related to warehouse and distribution initiatives, including the integration of office products at the Company's central distribution center in Memphis; $1.2 million related to the termination of employees; and $0.7 million related to other back-office improvements. These costs have been paid as incurred. In addition, inventory costs of $0.9 million related to the warehouse and distribution initiatives of the restructuring plan are included in cost of revenues.

(b) As part of the Company's May 2001 transaction to terminate certain transaction management services agreements between the Company and its former subsidiary PFSweb and to purchase certain Memphis distribution assets from PFSweb, the Company recognized a pre-tax nonrecurring charge of $4.4 million. This charge included transaction costs, a separation payment and finalization of other balances between the Company and PFSweb. See Note 5.

(c) The Company incurred pre-tax charges of $5.6 million during the year ended March 31, 2001 related to reorganization and separation activities following the spin-off of the Company's subsidiary PFSweb during July 2000.

(d) The Company acquired certain assets and liabilities of B.A. Pargh Company, LLC, during May 2000 and incurred pre-tax charges of $0.7 million during the year ended March 31, 2001 related to closure of its Nashville headquarters.

(e) The Company incurred pre-tax charges of $0.7 million during the year ended March 31, 2001 related to its restructuring plan to improve revenues and earnings for the professional tape products segment. The plan focused on new leadership, efforts to rationalize warehouses to reduce costs and improve customer service, better utilization of inside telemarketing teams and development of new sales and marketing initiatives.

(f) During fiscal year 1999, the Company sold certain assets of its professional hardware division to VTP, a Glendale, California-based distributor of professional-grade audio and video media and professional hardware products, and recorded a $2.8 million one-time charge relating to this disposition. In fiscal year 2000, the Company reversed $1.0 million of this charge as management was able to avoid some of the costs associated with this disposition. In addition, the Company recorded costs of approximately $0.6 million related to transition, integration and merger activities related to the professional tape products segment.

PRIVATE PLACEMENT OF COMMON STOCK

During December 2001, the Company completed the private placement of approximately 1.6 million shares of Daisytek common stock to a group of institutional investors for total gross proceeds of approximately $17.7 million. Related offering costs were approximately $1.3 million.

PUBLIC OFFERINGS

In December 1999, PFSweb successfully completed the IPO of 19.9% of its outstanding stock and sold 3,565,000 shares of common stock at $17 per share. Net proceeds from the IPO aggregated $53 million and were used to repay PFSweb's intercompany payable to Daisytek of approximately $27 million and to acquire from Daisytek all fixed assets in its Memphis distribution facility, as well as certain assets providing information technology services, for $5.0 million. Daisytek used these proceeds to repay bank debt. As a result of the IPO, the Company's additional paid-in capital increased by approximately $43 million.

On July 7, 2000, Daisytek completed the spin-off of PFSweb and distributed approximately 0.81 shares of PFSweb common stock for each share of Daisytek common stock owned by Daisytek shareholders. Daisytek's stock price was adjusted on July 7, 2000 to exclude the value of PFSweb.

SHAREHOLDER RIGHTS PLAN

On October 15, 1999, the Daisytek Board of Directors declared a dividend distribution of one Daisytek preferred stock purchase right (a "right") for each share of the Company's common stock outstanding on October 25, 1999. Each right entitles the registered shareowners to purchase from the Company one one-thousandth of a share of preferred stock at an exercise price of $70.00, subject to adjustment. The rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group acquiring or attempting to acquire 15 percent or more of the outstanding shares of common stock. The rights expire on October 25, 2009, unless redeemed or exchanged by the Company earlier.

RECONCILIATION OF EARNINGS PER SHARE

	2002
Income from continuing operations	$11,938
Income (loss) from operations of discontinued subsidiary, net of tax	(1,085)
Net income	$10,853
Denominator for basic earnings per share – Weighted average shares	15,963
Effect of dilutive securities:	
Stock options	1,433
Denominator for diluted earnings per share – Adjusted weighted average shares	17,396
Net income per common share:	
Basic:	
Income from continuing operations	$ 0.75
Income (loss) from operations of discontinued subsidiary, net of tax	(0.07)
Net income	$ 0.68
Diluted:	
Income from continuing operations	$ 0.69
Income (loss) from operations of discontinued subsidiary, net of tax	(0.07)
Net income	$ 0.62

STOCK REPURCHASE

On July 10, 2000, the Company announced the authorization by the Board of Directors of the repurchase of up to 10% of the outstanding shares of its common stock, and on September 13, 2000, the Company announced the authorization of the repurchase of up to an additional 10% of the then outstanding shares of common stock. As of March 31, 2001, the two approved share buy-back programs were completed and a total of approximately 3.4 million shares have been repurchased using cash of approximately $22 million. The Company reissued 1.6 million of these shares in connection with the private placement during December 2001.

RECONCILIATION OF EARNINGS PER SHARE

The above table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts). Weighted-average shares excluded from the calculation that related to potentially diluted securities amount to approximately 0.2 million, 1.3 million and 0.7 million for the years ended March 31, 2002, 2001 and 2000, respectively. Potentially diluted securities represent stock options that are priced higher than the average market value of the Company's common stock during each period.

EMPLOYEE STOCK PURCHASE PLAN

Daisytek provides its employees an opportunity to acquire a proprietary interest in the company under its 1998 Employee Stock Purchase Plan qualified under Section 423 of the Internal Revenue Code of 1986. The stock purchase plan provides for acquisition of Daisytek common stock at a 15% discount of market value and permits each employee of Daisytek's domestic subsidiaries who have completed ninety days of service to elect to participate in the plan. Eligible employees may elect to contribute up to 10% of their compensation with after-tax dollars up to a maximum annual contribution of $25,000. The Company has reserved 500,000 shares of its common stock under the stock purchase plan. As of March 31, 2002, 154,586 shares of common stock had been purchased under the plan.

STOCK OPTION PLANS

The Company has established various stock option plans which provide for the grant of incentive awards in the form of stock options to directors, executive management and key employees of Daisytek. These plans are administered by the Compensation Committee of the Board of Directors. Options issued under these stock option plans and outside of the Company's existing stock option plans have exercise prices equal to the fair market value of the Company's common stock on the date of issuance, generally vest over a three-year period from the date of grant and expire ten years after the date of grant.

In connection with the completion of the PFSweb spin-off as of July 6, 2000, all outstanding Daisytek options ("Daisytek Pre-spin Options") were adjusted and/or replaced with Daisytek options (the "Daisytek Post-spin Options") and PFSweb options (the "PFSweb Post-spin Options")(collectively, the "Replacement Options"). The exercise price and the number of shares subject to each of the Replacement Options was established pursuant to a formula designed to ensure that: (1) the aggregate "intrinsic value" (i.e., the difference between the exercise price of the option and the market price of the common stock underlying the option) of the Replacement Option did not exceed the aggregate intrinsic value of the outstanding Daisytek Pre-spin Option which is replaced by such Replacement Option immediately prior

Balance at March 31, 1999	3,984,069	$14.37
Granted	473,500	$ 9.83
Exercised	(402,548)	$11.73
Canceled	(97,226)	$16.46
Balance at March 31, 2000	3,957,795	$13.07
Granted	25,000	$10.69
Exercised	(28,800)	$10.78
Canceled	(70,721)	$16.20
Terminated – PFSweb spin-off	(3,883,274)	$14.00
Reissued – PFSweb spin-off	3,634,736	$ 8.00
Granted	2,441,000	$ 6.43
Exercised	(10,533)	$ 7.44
Canceled	(356,932)	$ 8.00
Balance at March 31, 2001	5,708,271	$ 7.33
Granted	1,866,300	$10.68
Exercised	(1,912,381)	$ 7.46
Canceled	(364,214)	$ 7.93
Balance at March 31, 2002	5,297,976	$ 8.43

$ 4.88-$7.22	2,002,959	8.1 years	$6.21	996,224	$6.20
$ 7.38-$10.17	2,321,274	7.7 years	8.36	1,236,173	8.07
$11.10-$15.01	973,743	9.4 years	13.14	132,743	14.17
	5,297,976		$8.43	2,365,140	$7.62

to the spin-off and (2) the ratio of the exercise price of each option to the market value of the underlying stock immediately before and after the spin-off was preserved. Other terms and conditions of each Replacement Option, including the time or times when, and the manner in which, each option is exercisable, the duration of the exercise period, the permitted method of exercise, settlement and payment, the rules that apply in the event of the termination of employment of the employee, the events, if any, that may give rise to an employee's right to accelerate the vesting or the time or exercise thereof and the vesting provisions, are the same as those of the replaced Daisytek Pre-spin Option, except that option holders who are employed by one company are permitted to exercise, and are subject to all of the terms and provisions of, options to acquire shares in the other company as if such holder was an employee of such other company.

As of March 31, 2002, 2001 and 2000, 2,365,140, 2,367,243 and 1,038,568, respectively, of options outstanding were exercisable. The weighted-average fair value of options granted during fiscal years 2002, 2001 and 2000 was $5.39, $3.44 and $5.41, respectively.

The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost is recognized in the consolidated financial statements for stock options which have exercise prices equal to or in excess of the market value of the Company's common stock on the date of issuance. **Had the Company determined compensation cost based on the fair value of stock options at the grant date under SFAS No. 123, the Company's pro forma net income (in thousands) and earnings per share would have been as shown to the right.**

The fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal years 2002, 2001 and 2000: risk-free interest rates ranging from 3.4% to 6.0%; dividend yields of 0%; expected stock volatility ranging from 49.4% to 61.5%; and expected lives ranging from four to six years.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of March 31, 2002, Daisytek has authorized an aggregate of 5,550,000 shares of common stock for issuance under the various stock option plans. Additionally, the Company's Board of Directors has authorized shares for issuance outside the existing shareholder-approved plans under individual stock option agreements with employees. Options granted outside the existing shareholder-approved plans under individual stock option agreements are subject to a multi-year vesting schedule and have an exercise price of not less than the fair market value of the Company's stock on the date of grant. The table to the right provides information regarding the Company's outstanding stock options in plans approved by shareholders (line item "Equity compensation plans approved by shareholders") compared to those stock options issued outside of shareholder-approved plans (line item "Equity compensation plans not approved by shareholders") as of March 31, 2002.

PRO FORMA SFAS NO. 123 INFORMATION

	[illegible] 31,	
	2002	[illegible]
Net income (loss):		
As reported	$10,853	[illegible]
Pro forma	$ 7,252	[illegible]
Earnings (loss) per share:		
Basic:		
As reported	$ 0.68	[illegible]
Pro forma	$ 0.45	[illegible]
Diluted		
As reported	$ 0.62	[illegible]
Pro forma	$ 0.42	[illegible]

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

	[illegible]	[illegible]	[illegible]
Equity compensation plans approved by shareholders	3,750,756	$8.20	327,748
Equity compensation plans not approved by shareholders	1,547,220	$8.98	—
Total	5,297,976	$8.43	327,748

Deferred taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. These differences relate primarily to provisions for doubtful accounts, capitalization of inventory costs, reserves for inventory, book versus tax depreciation differences, and certain accrued expenses deducted for book purposes but not yet deductible for tax purposes. **A reconciliation of the difference between the expected income tax provision for continuing operations at the U.S. Federal statutory corporate tax rate of 35% for fiscal years 2002 and 2001 and 34% for fiscal year 2000 and the Company's effective tax rate is shown in the table on the right (in thousands).**

	2002
Cash paid during the period for:	
Interest	$7,159
Income taxes	$3,355
Fixed assets acquired under capital leases	$3,088

RECONCILIATION OF PROVISION FOR INCOME TAXES (IN THOUSANDS):

	2002
Provision computed at statutory rate	$6,651
Impact of foreign taxation at different rate	368
State income taxes, net of federal benefit	376
Expenses not deductible for tax purposes	159
Change in valuation reserve	—
Other	(488)
Provision for income taxes	$7,066

THE PROVISION (BENEFIT) FOR INCOME TAXES IS SUMMARIZED AS FOLLOWS (IN THOUSANDS):

	2002
Domestic	$2,110
State	376
Foreign	4,550
Total current	7,036
Domestic	130
State	20
Foreign	(120)
Total deferred	30
Total	$7,066

	2002	[illegible]
Allowance for doubtful accounts	$2,973	[illegible]
Inventory	2,699	[illegible]
Foreign net operating loss carryforwards	3,685	[illegible]
Other	490	[illegible]
Total deferred tax assets	9,847	[illegible]
Accounts receivable discount	—	[illegible]
Foreign inventory purchases	3,294	[illegible]
Intangibles	3,248	[illegible]
Other	2,964	[illegible]
Total deferred tax liabilities	9,506	[illegible]
[illegible]	$ 341	[illegible]

The foreign net operating loss carryforwards at March 31, 2002 and 2001 relate primarily to taxable losses of the Company's Mexican subsidiary. Management believes it is more likely than not that these deferred tax assets will be realized. The loss carryforwards begin to expire in fiscal year 2013.

As of March 31, 2000, a valuation allowance was recorded due to uncertainties regarding the Company's ability to utilize PFSweb deferred tax assets following its spin-off from the Company. During fiscal year 2001, the valuation allowance and related deferred tax assets were transferred to PFSweb upon completion of the PFSweb spin-off.

The Company received a tax benefit due to the exercise of certain stock options of $2.2 million during fiscal year 2002 and $1.1 million during fiscal year 2000.

The Company makes available one-year and three-year loans to its executive officers and nonemployee directors. The one-year loans accrue interest at the Company's effective borrowing rate (3.8% at March 31, 2002 and 6.9% at March 31, 2001) and the three-year loans accrue interest at the prime rate plus one percent. Loan amounts classified as short-term under these contracts are included in prepaid expenses and other current assets on the Company's consolidated balance sheets and totaled $0.5 million at March 31, 2002 and 2001. Loan amounts classified as long-term under these contracts are included in other assets on the Company's consolidated balance sheets and totaled $1.0 million and $0.6 million at March 31, 2002 and 2001, respectively.

During fiscal year 2002, the Company recorded sales to ISA of approximately $5.0 million, purchases from ISA of approximately $0.6 million, interest income related to loans made to ISA of approximately $0.1 million and preference share dividends of $0.2 million. See Note 3.

The Company and its subsidiaries lease facilities and warehouse, office, transportation and other equipment under operating leases expiring in various years. In most cases, management expects that, in the normal course of business, leases will be renewed or replaced by other leases. Minimum future annual rental payments at March 31, 2002 under non-cancelable operating leases having original terms in excess of one year are listed above right (in thousands).

During the second quarter of fiscal year 2002, the Company completed the sale and leaseback of certain Memphis distribution assets for total proceeds of $8 million. The Company's minimum future annual rental payments include payments to be made under the terms of the related lease.

Total rental expense under operating leases approximated $7.6 million, $6.0 million and $8.8 million for the fiscal years ended March 31, 2002, 2001 and 2000, respectively.

MINIMUM FUTURE ANNUAL RENTAL PAYMENTS	
2003	$ 8,127
2004	7,788
2005	5,739
2006	4,983
2007	4,189
Thereafter	10,983
Total minimum lease payments	41,809
Less: sublease rentals	(1,815)
	$39,994

Although the Company carries products and accessories supplied by numerous vendors, the Company's net revenues from products manufactured by its ten largest suppliers were approximately 70%, 76% and 78% of total net revenues during fiscal years 2002, 2001 and 2000, respectively. The Company has entered into written distribution agreements with nearly all of its major suppliers. As is customary in the industry, these agreements generally provide non-exclusive distribution rights, have one-year renewable terms and are terminable by either party at any time, with or without cause. Additionally, many of the Company's suppliers offer rebate programs under which, subject to the Company purchasing certain predetermined amounts of inventory, the Company receives rebates based on a percentage of the dollar volume of total rebate program purchases. The Company also takes advantage of several other programs offered by substantially all of its suppliers. These include price protection plans under which the Company receives credits if the supplier lowers prices on previously purchased inventory and stock rotation or stock balancing privileges under which the Company can return slow-moving inventory in exchange for other products.

A significant portion of the Company's computer and office supplies operations is conducted in foreign countries, exposing the Company to risks such as changing regulatory requirements; legal uncertainty regarding foreign laws, tariffs and other trade barriers; political instability; potentially adverse tax consequences; foreign currency fluctuations; and cultural differences. Revenues from operations outside the United States totaled $408.3 million, $346.5 million and $279.7 million and operating contribution from operations outside the United States totaled $15.8 million, $13.1 million and $5.2 million for the fiscal years ended March 31, 2002, 2001 and 2000, respectively.

The Company is involved in certain litigation arising in the ordinary course of business. Management believes that such litigation will be resolved without material effect on the Company's financial position, results of operations or cash flows.

In connection with the IPO of PFSweb, the Company has guaranteed or subleased to PFSweb certain operating lease obligations. The Company does not expect to make any payments under these guarantees or sublease agreements; however, if performance were required, the amounts listed below would be mitigated by terminations and/or subleases. The total minimum payments for the PFSweb operating leases which are guaranteed by the Company are as follows (in thousands):

2003	$ 5,484
2004	3,860
2005	2,649
2006	2,693
2007	2,516
Thereafter	1,319
Total	$18,521

The Company has a defined contribution employee savings plan under Section 401(k) of the Internal Revenue Code. Substantially all full-time and part-time U.S. employees are eligible to participate in the plan. The Company, at its discretion, may match employee contributions to the plan and also make an additional matching contribution in the form of profit sharing in recognition of Company performance. For fiscal years 2002, 2001 and 2000, the Company matched 10% of employee contributions resulting in a charge against income of approximately $138,000, $143,000 and $91,000, respectively.

The Company currently operates in two reportable business segments – computer and office supplies and professional tape products. Prior to the spin-off of PFSweb during July 2000, the Company also provided transaction management services to both traditional and electronic commerce companies. The Company's reportable segments are strategic business units that offer different products and services and are managed separately based on the fundamental differences in their operations. PFSweb segment revenue includes revenue earned for certain services provided to the computer and office supplies segment, which is eliminated in consolidation. The accounting policies of the segments are the same as those described in Note 1. No single customer accounted for more than 10% of the Company's annual net revenues for the fiscal years ended March 31, 2002, 2001 and 2000.

COMPUTER AND OFFICE SUPPLIES

The computer and office supplies segment distributes over 23,000 products, including such items as toner and inkjet cartridges, diskettes, data cartridges and other supplies for inkjet and laser printers, photocopiers and fax machines, as well as traditional office products. Computer and office supplies products are used in a broad range of computers and office automation products, including laser and inkjet printers, photocopiers, fax machines, data storage products and, increasingly, digital imaging applications. The Company markets and sells internationally known, name brand products from all major manufacturers such as Apple, Avery Denison, Brother, Canon, Epson, Fellowes, Hewlett-Packard, IBM, Imation, Lexmark, Maxell, Okidata, Panasonic, Quantum, Sanford, Sharp, Smead, Sony, Tektronix and Xerox. Customers include computer supply specialists, contract stationers, office products dealers and retailers, consumer-convenient channel retailers (including drug and grocery stores), other retailers and value added resellers (VARs), internet-based resellers and other independents who resell the products to end-users. During fiscal year 2002, the Company distributed computer and office supplies to more than 70,000 customer locations. This segment also includes VirtualDemand, the Company's wholly-owned subsidiary which provides database management, outbound telemarketing, inbound customer support and e-marketing on a fee basis to manufacturer and reseller partners. The Company expanded its computer and office supplies operations internationally into Canada in 1989, Mexico in 1994, Australia in 1996 and Argentina in 2000. Daisytek began distribution to Central and South America in 1996 from a Miami facility.

PROFESSIONAL TAPE PRODUCTS

The professional tape products segment, headquartered near Chicago, Illinois, distributes media products to the entertainment, broadcast, news, motion picture and multimedia industries throughout the United States. Daisytek began operating the professional tape products segment in 1998 and currently distributes more than 2,800 professional tape products. Customers include

[illegible]

	2002	[illegible]
[illegible]		
Computer and office supplies, excluding discontinued operations	$1,114,351	[illegible]
Professional tape products	70,679	[illegible]
PFSweb	—	[illegible]
Intersegment eliminations	—	[illegible]
Consolidated	$1,185,030	[illegible]
[illegible]		
Computer and office supplies, excluding discontinued operations	$ 30,949	[illegible]
Professional tape products	4,732	[illegible]
PFSweb	—	[illegible]
Intersegment eliminations	—	[illegible]
Consolidated	$ 35,681	[illegible]
[illegible]		
Computer and office supplies, excluding discontinued operations	$ 374,199	[illegible]
Professional tape products	40,191	[illegible]
PFSweb	—	[illegible]
Intersegment eliminations	—	[illegible]
Assets of discontinued subsidiary	—	[illegible]
Consolidated	$ 414,390	[illegible]

production and broadcast companies, advertising agencies, governmental agencies, cable television providers, educational institutions and healthcare providers, as well as other users of recordable media. Professional tape products include videotape, audiotape, motion picture film and data storage media. The Company's professional tape products are supplied by over 30 manufacturers, including Sony, Fuji, Maxell, Quantegy, Panasonic, EMTEC-BASF, TDK and Russ Bassett.

PFSWEB

The Company's former subsidiary PFSweb provided transaction management services to both traditional and e-commerce companies and sold products and services primarily in the United States, Canada and Europe. The Company completed the spin-off of PFSweb during July 2000, as discussed in Note 5.

The Company's computer and office supplies segment includes certain expenses and assets that relate to the professional tape products segment which are not allocated by management to this segment. These expenses primarily represent: (1) costs related to the Company's centralized management information, warehouse and telephone systems and (2) executive, administrative and other corporate costs. The assets not allocated to the professional tape products segment primarily relate to the Company's centralized management information and telephone systems and leasehold improvements on shared facilities.

Certain amounts have not been allocated to the reportable segments and must be included to reconcile to the income from operations reported in the Company's consolidated financial statements, including restructuring and nonrecurring charges described in Note 8. Unallocated transition and other costs for fiscal year 2000 include certain repositioning and separation activities associated with the spin-off of PFSweb, bad debt allowance increases, costs related to the closing of Singapore and write-downs of inventory.

	2002
Segment operating contribution	$35,681
Restructuring and nonrecurring costs	(8,556)
Unallocated cost of revenues – restructuring	(900)
Transition and other unallocated costs	—
Consolidated income from operations	$26,225

GEOGRAPHIC INFORMATION

	2002
Net revenues – computer and office supplies:	
United States	$ 706,012
Canada	177,304
Latin America, including Mexico	149,628
Australia	81,407
Other	—
	$1,114,351
Long-lived assets – computer and office supplies:	
United States	$ 42,472
Investment in ISA (European investment)	28,082
Canada	1,729
Latin America, including Mexico	3,806
Australia	4,484
Other	—
	$ 80,573

Summarized unaudited quarterly financial data for fiscal years 2002 and 2001 are presented on the following page (dollars in thousands, except per share data). Quarterly data as previously presented in the Company's Form 10-Qs, as applicable, has been restated to reflect the operations of BSD as discontinued operations (see Note 4). See Note 8 for information regarding certain restructuring and nonrecurring costs which affect the comparability of quarterly data.

FISCAL YEAR 2002				
		(UNAUDITED)		
Net revenues	$323,971	$309,338	$278,769	$272,952
Gross profit	$ 33,484	$ 30,938	$ 29,621	$ 31,448
Gross profit margin	10.3%	10.0%	10.6%	11.5%
Restructuring and nonrecurring costs	$ 2,087	$ 2,044	$ —	$ 4,425
Income from operations	$ 8,254	$ 6,718	$ 6,879	$ 4,374
Operating margin	2.5%	2.2%	2.5%	1.6%
Income from continuing operations	$ 3,877	$ 3,116	$ 3,209	$ 1,736
Percent of net revenues	1.2%	1.0%	1.2%	0.6%
Income (loss) from operations of discontinued subsidiary, net of tax	$ —	$ —	$ (1,120)	$ 35
Net income	$ 3,877	$ 3,116	$ 2,089	$ 1,771
Net margin	1.2%	1.0%	0.7%	0.6%
Income from continuing operations per common share:				
Basic	$ 0.22	$ 0.20	$ 0.21	$ 0.12
Diluted	$ 0.20	$ 0.18	$ 0.19	$ 0.11
Net income per common share:				
Basic	$ 0.22	$ 0.20	$ 0.13	$ 0.12
Diluted	$ 0.20	$ 0.18	$ 0.12	$ 0.11

FISCAL YEAR 2001				
		(UNAUDITED)		
Net revenues	$264,066	$251,034	$242,305	$254,725
Gross profit	$ 31,301	$ 28,372	$ 28,247	$ 29,444
Gross profit margin	11.9%	11.3%	11.7%	11.6%
Restructuring and nonrecurring costs	$ 1,909	$ 2,843	$ 1,555	$ 633
Income from operations	$ 6,155	$ 4,314	$ 6,077	$ 5,685
Operating margin	2.3%	1.7%	2.5%	2.2%
Income before minority interest	$ 3,006	$ 2,004	$ 3,193	$ 2,787
Percent of net revenues	1.1%	0.8%	1.3%	1.1%
Income from continuing operations	$ 3,006	$ 2,004	$ 3,193	$ 2,834
Percent of net revenues	1.1%	0.8%	1.3%	1.1%
Income (loss) from operations of discontinued subsidiary, net of tax	$ 113	$ 202	$ (72)	$ 146
Net income	$ 3,119	$ 2,206	$ 3,121	$ 2,980
Net margin	1.2%	0.9%	1.3%	1.2%
Income from continuing operations per common share:				
Basic	$ 0.21	$ 0.13	$ 0.19	$ 0.16
Diluted	$ 0.20	$ 0.13	$ 0.19	$ 0.16
Net income per common share:				
Basic	$ 0.21	$ 0.15	$ 0.19	$ 0.17
Diluted	$ 0.21	$ 0.15	$ 0.19	$ 0.17



ANNUAL REPORT

2002

TWENTY-FIVE

REASONS

25

YEARS

OPERATIONALLY FIT

OPPORTUNITY DRIVEN

FOCUSED ON FUN

DAISYTEK

ANNUAL REPORT 2002

EXECUTIVE OFFICERS AND DIRECTORS

President, Chief Executive Officer & Director

Executive Vice President – Finance & Chief Financial Officer

Executive Vice President – Corporate Development & Director

Executive Vice President – Worldwide Team Development & Secretary

Executive Vice President – President, International Operations (excluding Europe)

Executive Vice President – President, U.S. Operations

Executive Vice President – President, European Operations

Chairman & Chief Executive Officer of EngineX Networks & Director

Former President & Chief Executive Officer of the Philadelphia Stock Exchange & Director

General Partner & Co-Founder of HO2 Partners & Director

Former Chief Operating Officer ISA International plc & Director



CORPORATE INFORMATION

CURRENT ADDRESS
1025 Central Expressway South
Suite 200
Allen, Texas 75013

NASDAQ SYMBOL
DZTK

INDEPENDENT AUDITORS
Ernst & Young LLP Dallas, Texas

STOCK TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
Ridgefield Park, New Jersey

INTERNET WEB SITE
www.daisytek.com

DESIGN
Griffith Phillips Creative, Inc.
Dallas, Texas

PHOTOGRAPHY
Pete Lacker

PRINTING
Blanks Color Imaging

INVESTOR RELATIONS
Michael A. Burns & Associates Inc.


REASONS
YEARS



1025 Central Expressway South
Suite 200
Allen, Texas 75013

972.881.4700
1.800.527.4212

www.daisytek.com
Nasdaq: DZTK

